Exhibit 99.5

RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
NASDAQ Trading Symbol: GOLD

CASH INCREASES AS RANDGOLD BOOSTS PROFIT FROM MINING AND BEEFS UP EXPLORATION DRIVE

London, 7 May 2015 – Randgold Resources increased its profit from mining by 5% to $143.9 million in the quarter to 31 March 2015 despite slightly reduced gold production of 279 531 ounces, mainly as a result of planned lower grades. Profit for the quarter of $51.3 million (2014 Q4: $54.4 million) was impacted by increased exploration expenditure and corporate costs as well as adverse exchange rate movements during the period.

Q1 results, published today, show that despite the production decrease, total cash cost per ounce came down to $708/oz, reflecting a solid operational performance. Net cash generated by the operations increased from $69.3 million to $101.7 million, and this strong cash flow, combined with decreasing capital expenditure after the completion of Kibali’s first phase of construction, boosted cash on hand by 71% to $141.2 million.

Chief executive Mark Bristow said the quarter had been a very active one, with the underground mine development at Kibali advancing ahead of schedule, the continuing expansion and upgrade programme at Tongon delivering an improving performance, and Loulo moving towards full owner-operator status at its underground mines. A number of capital projects, including the construction of a second hydropower station and the commissioning of the paste backfill operation at Kibali, the medium voltage infrastructure upgrade at Loulo and the completion of the new crushing circuit at Tongon, are still in progress.

He also said that Randgold’s traditional emphasis on exploration was being intensified and that the generative team had been strengthened to step up the hunt for the company’s next world-class discovery.

“Our exploration strategy has two pillars: a brownfields programme focused on the areas around our existing orebodies which is designed to replace the reserves depleted by mining; and a greenfields programme tasked with expanding our footprint and finding new targets,” he said.

“Last year, according to a survey carried out by Scotia Capital, Randgold was the only major or mid-cap gold mining company that managed to increase its reserves, which demonstrates both the effectiveness of our exploration effort and the importance of our core discovery-and-development growth strategy. That is why we remain committed to increasing the size and at least maintaining the quality of our existing asset base, while at the same time continuing to search for our next big mine.”

Bristow said he expected the gold price to stay in the $1 000 to $1 400 per ounce range as long as the market continued in its present oversupplied situation. With the gold mining industry in a highly stressed state, and many companies heavily burdened by debt, the status quo looked unsustainable and currently unprofitable production would eventually have to be eliminated.

“All our operations are profitable at $1 000 per ounce and we have planned a rising production profile on our existing asset base, with capital expenditure and costs forecast to come down. Add to this our growing balance sheet, our proven record of exploration success and our strong focus on sustained profitability, and we are well placed to continue creating and delivering value to our stakeholders,” he said.

RANDGOLD ENQUIRIES:

Chief Executive Mark Bristow +44 788 071 1386 +44 779 775 2288	Financial Director Graham Shuttleworth +44 1534 735 333 +44 779 771 1338	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 Email: randgold@dpapr.com

Website: www.randgoldresources.com

————————————————————————

REPORT FOR THE FIRST QUARTER ENDED 31 MARCH 2015

▪      Production slightly down quarter on quarter on planned lower grades

▪      Cost per ounce lower notwithstanding decrease in production

▪      Profit from mining activity increased on the back of lower costs

▪      Profit for the period steady on the back of movement in exchange rates

▪      Cash increases by 71% following strong cash flow from operating activities and reduced capital expenditure

▪      Loulo-Gounkoto production down 5% quarter on quarter due to lower grades and process interruptions

▪      Morila delivers good results as Pit4S pushback completed

▪      Tongon shows improvement and flotation expansion project completed

▪      Kibali delivers solid operational performance and makes first loan repayments

▪      Brownfield and greenfield exploration programmes deliver positive results

▪      Shareholders approve 20% increase in annual dividend of $0.60 per share

Randgold Resources Limited (‘Randgold’) had 92.9 million shares in issue at 31 March 2015.

SUMMARISED FINANCIAL INFORMATION
	Quarter	Quarter	Quarter	12 months
	ended	ended	ended	ended
	31 Mar	31 Dec	31 Mar	31 Dec
$000	2015	2014	2014	2014
Average gold price received ($/oz)	1 215	1 195	1 296	1 264
Gold sales[1]	344 632	339 940	362 919	1 434 873
Total cash costs[1]	200 775	202 593	191 886	791 756
Profit from mining activity[1]	143 857	137 347	171 033	643 117
Exploration and corporate expenditure	8 677	3 481	10 829	36 765
Profit for the period	51 314	54 379	85 119	271 160
Profit attributable to equity shareholders	48 203	49 623	74 340	234 974
Net cash generated from operating activities	101 720	69 329	49 770	317 618
Cash and cash equivalents[2]	141 238	82 752	11 319	82 752
Gold on hand at period end[3]	10 183	14 956	4 831	14 956
Group production (oz)	279 531	287 048	283 763	1 147 414
Group sales[1] (oz)	283 624	284 531	280 024	1 134 941
Group total cash cost per ounce[1] ($)	708	712	685	698
Group cash operating cost per ounce[1] ($)	655	658	623	637
Basic earnings per share ($)	0.52	0.54	0.80	2.54
[1]	Refer to explanation of non-GAAP measures provided. Randgold consolidates 100% of Loulo, Gounkoto and Tongon, 40% of Morila and 45% of Kibali in the consolidated non-GAAP measures.

[2]	Cash and cash equivalents excludes $19.7 million at 31 March 2015 ($8.3 million at 31 December 2014) relating to the group’s attributable cash held in Morila, Kibali and the group’s asset leasing companies which are equity accounted.
[3]	Gold on hand represents gold in doré at the mines (attributable share) multiplied by the prevailing spot gold price at the end of the period.

The results in this report have been neither reviewed nor audited. All financial numbers are in US dollars ($) unless otherwise stated.

COMMENTS

Gold sales for the first quarter of $344.6 million increased by 1% from $339.9 million in the previous quarter as a result of a 2% increase in the average gold price received of $1 215/oz (Q4 2014: $1 195/oz), while the ounces sold for the quarter was in line with the prior quarter. Compared to the corresponding quarter of 2014, gold sales decreased by 5% as a result of a 6% decrease in the average gold price received (Q1 2014: $1 296/oz).

Total cash costs for the quarter under review of $200.8 million decreased by 1% from the previous quarter, reflecting an improved operational performance, assisted by lower fuel prices and a weakening euro. The drop in cash cost per ounce for the quarter compared to the previous quarter was the result of a significant drop in cost per ounce at Morila, as higher grade pit4S pushback material was processed and lower fuel prices and a weakening euro were seen, partially offset by slightly lower grades processed at Loulo, Gounkoto, Tongon and Kibali as planned. Total cash costs increased by 5% and cash cost per ounce for the quarter increased by 3% from the corresponding quarter of 2014, largely due to the ramp up of production at Kibali and a significant drop in grade at the Loulo-Gounkoto complex.

Profit from mining increased by 5% to $143.9 million from the previous quarter’s $137.3 million, due to the savings in costs as mentioned above, but decreased by 16% on the corresponding quarter of the previous year (Q1 2014: $171.0 million), mainly due to increased costs and a drop in the average gold price received (Q1 2014: $1 296/oz).

Exploration and corporate expenditure of $8.7 million for the current quarter increased by 149% on the previous quarter due to an increase in corporate staff expenditure, as a result of year end share award vesting estimate changes in the prior quarter, and increased exploration activity and expenditure in the current quarter. Compared to the corresponding quarter in 2014 ($10.8 million), there was a decrease of 20% mainly due to savings in corporate expenditure.

Depreciation and amortisation of $36.1 million decreased by 10% against the previous quarter’s $39.9 million but was in line with the charge in Q1 2014. The drop quarter on quarter reflects lower throughput at Loulo during the quarter.

Other income of $1.8 million for the quarter includes management fees received from Morila and Kibali. Other expenses of $5.7 million compares to other income of $11.1 million in Q4 2014 and of $3.6 million in Q1 2014. These include operational exchange gains and losses incurred arising from the settlement of invoices in currencies other than the US dollar, as well as the translation of balances denominated in currencies such as the euro, South African rand and Canadian dollar to the US dollar rate and reflects movements in these currencies during the quarter. The increase in exchange losses quarter on quarter was mainly as a result of exchange losses incurred on VAT and tax prepayments in Mali which are effectively denominated in CFA which depreciated by 12% against the US dollar quarter on quarter.

Share of profits from equity joint ventures decreased by $2.2 million and by 7% from the previous quarter and increased by $1.5 million and 5% from the corresponding quarter in 2014. The decrease quarter on quarter is the result of reduced production and profits at Kibali during the quarter, partially offset by increased production and profits at Morila. The increase from the corresponding quarter in 2014 is due to increased production and profits at Kibali. Share of profits of equity joint ventures include profits from Morila, Kibali and the group’s asset leasing joint ventures.

Income tax expenses of $9.7 million decreased by 49% quarter on quarter and by 58% from the corresponding quarter in 2014. This is mainly due to decreased profits from Loulo, following the drop in grade and production in the current quarter.

Basic earnings per share decreased by 4% to $0.52 (Q4 2014: $0.54) and decreased by 35% from Q1 2014, following the movements in profit described above.

OPERATIONS

LOULO-GOUNKOTO COMPLEX

The combined quarterly gold production for the Loulo-Gounkoto complex was 129 233oz (Loulo 71 065oz (55%) and Gounkoto 58 168oz (45%)), 5% down on the previous quarter (Q4 2014: 136 130oz). Tonnes processed during the quarter decreased slightly to 1 071kt (Q4 2014: 1 075kt)on the back of downtime associated with the primary mill gearbox failure which resulted in one week of lost production. Production was also impacted by power interruptions associated with the interim solution for the medium voltage switch gear and distribution upgrade, as well as a 2% drop in the head grade milled to 4.3g/t. These issues, together with a reduction in the oxygen distribution and a change in the ore blend, resulted in a drop in recoveries to 88.0%. Oxygen aerators have been replaced and Ekato agitators have been installed to improve oxygen dispersion and crushed ore stockpiles’ management is being addressed to improve ore blending. Not withstanding the drop in production, total cash cost per ounce of $775/oz was in line with the prior quarter (Q4 2014: $770/oz), reflecting in part the impact of the lower oil price and the weakening euro.

The gravity circuit expansion has now been commissioned, which is expected to improve gravity recovery going forward.

LOULO-GOUNKOTO COMPLEX RESULTS

	Quarter	Quarter	Quarter	12 months
	ended	ended	ended	ended
	31 Mar	31 Dec	31 Mar	31 Dec
	2015	2014	2014	2014
Mining
Tonnes mined (000)	6 925	6 923	6 780	27 025
Ore tonnes mined (000)	1 188	1 085	1 117	4 539
Milling
Tonnes processed (000)	1 071	1 075	1 104	4 396
Head grade milled (g/t)	4.3	4.4	5.3	5.0
Recovery (%)	88.0	89.3	90.2	90.2
Ounces produced	129 233	136 130	168 752	639 219
Ounces sold	134 421	132 886	165 013	631 124
Average price received ($/oz)	1 215	1 194	1 294	1 267
Cash operating costs[1]($/oz)	702	698	571	597
Total cash costs[1] ($/oz)	775	770	649	672
Gold on hand at period end[2]($000)	3 452	9 708	4 831	9 708
Profit from mining activity[1] ($000)	59 151	56 363	106 506	375 293
Gold sales[1] ($000)	163 345	158 625	213 568	799 718

1     Refer to explanation of non-GAAP measures provided.

2     Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

LOULO

One Lost Time Injury (LTI) was recorded during the quarter with a Lost Time Injury Frequency Rate (LTIFR) of 0.71 per million hours worked similar to the rate recorded in the previous quarter.

On a standalone basis, Loulo produced 71 065oz of gold (Q4 2014: 93 963oz) at total cash cost of $849/oz (Q4 2014: $805/oz). The decrease in production was due to a 21% decrease in tonnes processed, partially as a result of the primary mill gearbox failure, power interruptions, a decrease in head grade and a reduction in recoveries. The drop in production resulted in an increase in total cash cost per ounce.

Profit from mining of $27.8 million was 22% lower than the previous quarter of $35.5 million, reflecting the lower gold production and gold sales, higher cash costs and partially offset by a higher average gold price received.

LOULO STANDALONE RESULTS

	Quarter	Quarter	Quarter	12 months
	ended	ended	ended	ended
	31 Mar	31 Dec	31 Mar	31 Dec
	2015	2014	2014	2014
Mining
Tonnes mined (000)	693	678	733	2 819
Ore tonnes mined (000)	672	663	677	2 699
Milling
Tonnes processed (000)	602	763	632	2 711
Head grade milled (g/t)	4.2	4.3	5.1	4.9
Recovery (%)	88.2	89.4	90.3	90.1
Ounces produced	71 065	93 963	92 852	382 263
Ounces sold	75 377	91 417	90 787	376 490
Average price received ($/oz)	1 218	1 193	1 296	1 264
Cash operating costs[1] ($/oz)	776	734	608	637
Total cash costs[1] ($/oz)	849	805	685	713
Gold on hand at period end[2]($000)	1 734	6 922	2 668	6 922
Profit from mining activity[1] ($000)	27 784	35 470	55 412	207 496
Gold sales[1] ($000)	91 775	109 101	117 627	475 861

Randgold owns 80% of Société des Mines de Loulo SA (Loulo) and the State of Mali owns 20%. Randgold has funded the whole investment in Loulo by way of shareholder loans and therefore controls 100% of the cash flows from Loulo until the shareholder loans are repaid.

Randgold consolidates 100% of Loulo and shows the non-controlling interest separately.

1     Refer to explanation of non-GAAP measures provided.

2     Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

Loulo underground

At Loulo, the underground decline development has progressed to depths of 522m at Yalea and 505m at Gara. Decline development to date is 4 153m at Yalea and 4 030m at Gara.

Ore hoisted was in line with the previous quarter but grade was down to 4.2g/t due to development of areas of narrow ore. Development is now moving out of the narrow zones and grades mined should increase correspondingly.

As highlighted in the previous quarter, following a review of the underground mining activities, Loulo will move from outsourced contract mining to owner operated mining. Agreement has been reached with the contractor for the mine to take over all the underground mining operations with effect from 1 November 2015. This will allow for the lead times necessary for the mine to acquire and commission a new underground mining fleet and to finalise all other aspects of the transition. Owner mining places all the mining expenditure under management control, eliminates duplication of functions, increases the ability to localise key positions, reduces financing costs and offers further opportunity to optimise unit costs. The estimated additional capital cost relating to this project is approximately $70.0 million, including expenditure for an additional 2 200 metres of development in 2015. The change to owner mining is expected to reduce the relevant costs by some 10% to 15% from 2016 and removes the amortisation cost of the mining machinery from cash operating costs. Consequently, Loulo (on a stand-alone basis) is forecast to reduce its total cash costs per ounce by approximately 6% from 2016.

UNDERGROUND RESULTS

	Quarter	Quarter	Quarter	12 months
	ended	ended	ended	ended
	31 Mar	31 Dec	31 Mar	31 Dec
	2015	2014	2014	2014
YALEA Ore tonnes mined	384 364	378 529	409 721	1 591 525
Development metres	2 284	1 990	2 572	9 105
GARA
Ore tonnes mined	287 754	284 535	267 671	1 107 120
Development metres	2 010	1 615	2 172	7 327

Loulo mineral resources and ore reserves update

Ore reserves were down slightly on the back of mining depletion but partly offset by the small gain in the Baboto satellite open pit. A drill programme targeting orebody extensions is underway at Yalea and Gara that will look to replace mineral resources and ultimately ore reserves.

The mineral resource and ore reserve base for Loulo at the end of 2014, along with a comparison to figures at the end of 2013, is tabulated below:

LOULO MINERAL RESOURCES AND ORE RESERVES

		Tonnes (Mt)		Grade (g/t)		Gold (Moz)		Attributable gold[3](Moz)
at 31 December	Category	2014	2013	2014	2013	2014	2013	2014	2013
MINERAL RESOURCES[1]
Stockpiles	Measured	2.2	2.2	1.8	1.9	0.1	0.1	0.1	0.1
Open pits	Measured	1.0	0.5	2.2	2.4	0.07	0.04	0.06	0.03
	Indicated	7.0	4.3	2.3	2.9	0.5	0.4	0.4	0.3
	Inferred	7.0	6.2	2.2	2.3	0.5	0.5	0.4	0.4
Underground	Measured	12	8.7	4.3	4.4	1.7	1.2	1.3	1.0
	Indicated	29	36	5.0	5.1	4.7	5.9	3.8	4.7
	Inferred	13	12	3.7	4.1	1.6	1.5	1.3	1.2
TOTAL MINERAL RESOURCES	Measured and indicated	52	52	4.3	4.6	7.1	7.7	5.7	6.2
	Inferred	20	18	3.2	3.5	2.1	2.0	1.7	1.6
ORE RESERVES[2]
Stockpiles	Proven	2.2	2.2	1.8	1.9	0.1	0.1	0.1	0.1
Open pits	Proven	-	-	-	-	-	-	-	-
	Probable	4.2	2.9	2.5	2.9	0.3	0.3	0.3	0.2
Underground	Probable	27	29	5.1	5.3	4.4	4.9	3.5	3.9
TOTAL ORE RESERVES	Proven and probable	33	34	4.6	4.9	4.9	5.3	3.9	4.2
[1]	Open pit mineral resources are the in situ mineral resources falling within the $1 500/oz pit shell reported at an average cut-off of 0.5g/t. Underground mineral resources are those in situ mineral resources of the Yalea and Gara deposits that fall below the design pits and are reported at a cut-off of 1.7g/t for Yalea and 1.5g/t for Gara. Mineral resources were generated by Mr Abdoulaye Ngom, an officer of the company, under the supervision of Mr Jonathan Kleynhans, an officer of the company and competent person.
[2]	Open pit ore reserves are reported at a gold price of $1 000/oz and an average cut-off of 1.1g/t and include dilution and ore loss factors. Open pit ore reserves were calculated by Mr Shaun Gillespie, an officer of the company and competent person. Underground ore reserves are reported at a gold price of $1 000/oz and a cut-off of 2.5g/t for Yalea underground and 2.2g/t for Gara underground and includes dilution and ore loss factors. Underground ore reserves were calculated by Mr Andrew Fox, an independent consultant and competent person.
[3]	Attributable gold (Moz) refers to the quantity attributable to Randgold based on its 80% interest in Loulo.

Mineral resource and ore reserve numbers are reported as per JORC 2012 and as such are reported to the second significant digit. Refer to comments and US disclaimer in this report.

GOUNKOTO

No LTIs were recorded during the quarter in line with the previous quarter.

On a standalone basis, Gounkoto produced 58 168oz of gold (Q4 2014: 42 166oz) at a total cash cost per ounce of $681/oz (Q4 2014: $690/oz). The increase in production was due to a 50% increase in tonnes processed but offset by a 6% reduction in head grade milled and 1% drop in recoveries.

Profit from mining for the quarter of $31.4 million was higher than the previous quarter’s $20.9 million, reflecting the higher gold production and gold sales as well as the higher average gold price received.

A further dividend of $25.6 million was declared and paid to shareholders in February 2015.

GOUNKOTO STANDALONE RESULTS

	Quarter	Quarter	Quarter	12 months
	ended	ended	ended	ended
	31 Mar	31 Dec	31 Mar	31 Dec
	2015	2014	2014	2014
Mining
Tonnes mined (000)	6 232	6 245	6 047	24 206
Ore tonnes mined (000)	515	422	439	1 841
Milling
Tonnes processed (000)	469	312	473	1 686
Head grade milled (g/t)	4.4	4.7	5.5	5.3
Recovery (%)	87.9	89.2	90.0	90.2
Ounces produced	58 168	42 166	75 900	256 957
Ounces sold	59 044	41 469	74 225	254 634
Average price received ($/oz)	1 212	1 194	1 293	1 272
Cash operating costs[1] ($/oz)	608	619	527	537
Total cash costs[1] ($/oz)	681	690	604	613
Gold on hand at period end[2]($000)	1 718	2 786	2 163	2 786
Profit from mining activity[1] ($000)	31 366	20 893	51 094	167 797
Gold sales[1] ($000)	71 570	49 524	95 941	323 857

Randgold owns 80% of Société des Mines de Gounkoto SA (Gounkoto) and the State of Mali 20%. Randgold consolidates 100% of Gounkoto and shows the non-controlling interest separately.

1     Refer to explanation of non-GAAP measures provided.

2     Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

Mining

Gounkoto delivered positive results in terms of ore tonnes mined and associated mining costs. Ore tonnes mined increased 22% on the previous quarter, in line with plan, to build up stockpiles for the rainy season and to facilitate blending of ore on the Loulo ROM pad.

Terratec Geophysical Services have mobilised to site to complete the televiewer logging of the geotechnical holes aimed at verifying the ground conditions for the ventilation raises of the underground project. Two adits together with ground support will be completed in the pit this year to prepare the holing positions of the ventilation raises.

Testing of dust control methods for the Gounkoto to Loulo haul road commenced during the current quarter with the objective of selecting a commercially viable dust control method.

Gounkoto mineral resources and ore reserves update

Drilling and updated modelling of the open pit reserves has resulted in the replenishment of the mining depletion during 2014, while the completion of the Gounkoto underground feasibility study has confirmed the declaration of an underground reserve. Total reserves for Gounkoto have now increased to over 3Moz.

The mineral resource and ore reserve base for Gounkoto at the end of 2014, with a comparison to figures at the end of 2013, is tabulated below:

GOUNKOTO MINERAL RESOURCES AND ORE RESERVES

		Tonnes (Mt)		Grade (g/t)		Gold (Moz)		Attributable gold[3] (Moz)
at 31 December	Category	2014	2013	2014	2013	2014	2013	2014	2013
MINERAL RESOURCES[1]
Stockpiles	Measured	1.7	1.5	1.9	2.4	0.1	0.1	0.08	0.09
Open pits	Measured	3.8	3.4	4.3	4.8	0.5	0.5	0.4	0.4
	Indicated	15	18	3.9	3.8	1.9	2.2	1.5	1.8
	Measured and indicated	21	23	3.8	3.8	2.5	2.9	2.0	2.3
	Inferred	3.7	2.7	2.6	3.3	0.3	0.3	0.2	0.2
Underground	Indicated	7.1	5.1	5.7	6.8	1.3	1.1	1.0	0.9
	Inferred	3.8	0.9	3.8	4.9	0.5	0.1	0.4	0.1
TOTAL MINERAL RESOURCES	Measured	5.5	4.9	3.6	4.1	0.6	0.6	0.5	0.5
	Indicated	22	23	4.4	4.4	3.2	3.3	2.5	2.7
	Inferred	7.5	3.5	3.2	3.7	0.8	0.4	0.6	0.3
ORE RESERVES[2]
Stockpiles	Proven	1.7	1.5	1.9	2.4	0.1	0.1	0.08	0.09
Open pits	Proven	2.7	0.4	4.9	2.5	0.4	0.03	0.3	0.03
	Probable	13	15	4.0	4.5	1.7	2.1	1.4	1.7
Underground	Probable	4.7	-	6.0	-	0.9	-	0.7	-
TOTAL ORE RESERVES	Proven and probable	22	17	4.4	4.3	3.2	2.3	2.5	1.8

[1]	Open pit mineral resources are the in situ mineral resources falling within the $1 500/oz pit shell reported at a 0.9g/t cut-off. Underground mineral resources are those in situ mineral resources below the $1 500/oz pit shell reported at 2.0g/t cut-off. Mineral resources were generated by Mr Sekou Diallo, an officer of the company, under the supervision of Mr Jonathan Kleynhans, an officer of the company and competent person.
[2]	Open pit ore reserves are reported at a gold price of $1 000/oz and 1.3g/t cut-off and include dilution and ore loss factors. Open pit ore reserves were calculated by Mr Shaun Gillespie, an officer of the company and competent person. Underground ore reserves are reported at a gold price of $1 000/oz and a cut-off of 3.0g/t and include dilution and ore loss factors. Underground ore reserves were calculated by Mr Tim Peters, an independent consultant and a competent person.

3      Attributable gold (Moz) refers to the quantity attributable to Randgold based on its 80% interest in Gounkoto.

Mineral resource and ore reserve numbers are reported as per JORC 2012 and as such are reported to the second significant digit. Refer to comments and US disclaimer in this report.

MORLA

No LTIs were recorded during the quarter in line with the previous quarter.

On the back of increased ore delivery from the Pit4S pushback project, the mine produced 50 917oz of gold during the quarter, a 40% increase on the previous quarter (Q4 2014: 36 373oz). Morila successfully completed the mining of Pit4Sat the end of the quarter, in line with plan, which delivered 939kt of ore at 2.9g/t (88koz). However, plant throughput of 718kt for the quarter was 18% lower than the previous quarter resulting from the suspension of TSF wall mechanical mining due to lower grade material at the mining location. Despite the lower throughput, the recovery increased by 2% to 91.8% compared to the previous quarter as a result of the higher head grade milled.

Capital expenditure for the quarter amounted to $2.7 million (at 100%). The team is currently focusing on the transition to TSF processing, scheduled for the end of Q3 2015. Construction in respect of the TSF reclamation system was completed at the end of April 2015 to allow for the decapping of the TSF into the pit to start in May 2015. As such, Q2 and Q3 production will be based on rehandling and processing the remaining stockpile from the pushback project and the previous mineralised waste stockpile. The mine is engaged in a rightsizing exercise, in line with the forecast reduction in activities at the site, in order to ensure the TSF retreatment project can be successfully completed.

The Malian Minister of Mines and the Minister of Rural Development visited Morila to confirm their support and assistance for the agribusiness project implementation for the mine closure. Several potential investors have also been contacted to make proposals in respect of sustainable agribusiness projects.

MORILA RESULTS

	Quarter	Quarter	Quarter	12 months
	ended	ended	ended	ended
	31 Mar	31 Dec	31 Mar	31 Dec
	2015	2014	2014	2014
Mining
Tonnes mined (000)	3 425	4 772	4 430	18 405
Ore tonnes mined (000)	939	363	77	1 035
Milling
Tonnes processed (000)	718	872	665	3 242
Head grade milled (g/t)	2.4	1.4	1.3	1.2
Recovery (%)	91.8	90.0	91.7	89.8
Ounces produced	50 917	36 373	24 631	110 272
Ounces sold	49 698	36 373	24 631	110 272
Average price received ($/oz)	1 226	1 197	1 305	1 258
Cash operating costs[1] ($/oz)	526	946	890	1 109
Total cash costs[1] ($/oz)	528	960	952	1 143
Profit from mining activity[1] ($000)	34 684	8 619	8 697	12 631
Attributable (40%)
Gold sales[1] ($000)	24 362	17 419	12 856	55 489
Ounces produced	20 367	14 549	9 852	44 109
Ounces sold	19 879	14 549	9 852	44 109
Gold on hand at period end[2]($000)	579	-	-	-
Profit from mining activity[1] ($000)	13 874	3 448	3 479	5 052

Randgold owns 40% of Société des Mines de Morila SA (Morila) with the State of Mali and joint venture partner AngloGold Ashanti Limited, owning 20% and 40% respectively. The group equity accounts for its 40% joint venture holding in Morila.

1     Refer to explanation of non-GAAP measures provided.

2     Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

Morila mineral resources and ore reserves update

The mineral resource and ore reserve base for Morila at the end of 2014, with a comparison to figures at the end of 2013, is tabulated below:

MORILA MINERAL RESOURCES AND ORE RESERVES

		Tonnes (Mt)		Grade (g/t)		Gold (Moz)		Attributable gold[3] (Moz)
at 31 December	Category	2014	2013	2014	2013	2014	2013	2014	2013
MINERAL RESOURCES[1]
Stockpiles	Measured	0.02	0.6	4.0	1.1	0.003	0.02	0.001	0.01
	Inferred	1.3	2.1	0.8	0.8	0.03	0.05	0.01	0.02
Open pits	Indicated	0.6	1.0	3.0	3.1	0.1	0.1	0.02	0.04
	Inferred	0.2	0.3	3.7	3.8	0.02	0.04	0.01	0.02
TSF	Indicated	14	15	0.5	0.5	0.2	0.2	0.1	0.1
	Inferred	9.7	9.7	0.5	0.5	0.2	0.2	0.06	0.06
TOTAL MINERAL RESOURCES	Measured and indicated	14	16	0.6	0.7	0.3	0.4	0.1	0.1
	Inferred	11	12	0.6	0.6	0.2	0.2	0.1	0.1
ORE RESERVES[2]
Stockpiles	Proven	0.02	-	4.0	-	0.003	-	0.001	-
	Probable	-	0.6	-	1.0	-	0.02	-	0.01
Open pits	Probable	0.6	0.9	3.0	2.9	0.06	0.08	0.02	0.03
TSF	Probable	12	13	0.5	0.5	0.2	0.2	0.08	0.09
TOTAL ORE RESERVES	Proven and probable	13	14	0.7	0.7	0.3	0.3	0.1	0.1
[1]	Open pit mineral resources are those located within the $1 300/oz pit shell reported at $1 500/oz cut-off of 0.58g/t. Stockpile mineral resources are also reported at a $1 500/oz gold price and reported at a 0.57g/t cut-off. TSF mineral resources are reported at a $1 500/oz reported at a 0.33g/t cut-off. Open pit mineral resources were generated by Miss Paula Ogilvie, independent consultant, under the supervision of Mr Jonathan Kleynhans, an officer of the company and competent person. TSF mineral resources were generated by BMRE independent consultants, under the supervision of Mr Jonathan Kleynhans, an officer of the company and competent person.
[2]	Open pit ore reserves are located within a $1 300/oz pit shell, but reported at a $1 000/oz cut-off grade of 0.87g/t. Stockpile ore reserves are reported at $1 000/oz cut-off grade of 0.85g/t. TSF ore reserves are reported at a $1 000/oz cut-off grade of 0.50g/t. Ore reserves were calculated by Mr Shaun Gillespie, an officer of the company and competent person.

3      Attributable gold (Moz) refers to the quantity attributed to Randgold based in its 40% interest in Morila.

Mineral resource and ore reserve numbers are reported as per JORC 2012 and as such reported to the second significant digit. Refer to comments and US disclaimer in this report.

TONGON

As reported in the previous quarterly report, one fatality occurred in Q1 on the 12 January 2015. Mine-wide safety procedures have been reinforced to improve the systems in place. In addition, one LTI occurred in Q1 compared to zero LTIs in Q4 2014.

Tongon produced 57 271oz of gold in Q1 2015, 2% above the previous quarter, as a result of a 7% increase in tonnes processed. Recovery remained in line with that achieved in the previous quarter. Teething issues previously experienced during the transitioning and commissioning of the new upgraded crushing circuit were resolved in the quarter. Consequently, tonnes processed during the quarter increased to 1 011kt (Q4 2014: 942kt) and total cash cost per ounce decreased to $798/oz (previous quarter: $811/oz) on the back of improved throughput and lower operating costs, partially offset by slightly lower grade. In addition, the specific sections of the tailings pipeline that caused extensive unplanned mill downtime in the previous quarter, were changed out in Q1.

Tongon’s power supply costs were impacted in March 2015 by CIE grid power supply reductions and a step up of CIE power outages experienced as a result of the unavailability of sufficient gas and hydro resources to power the national grid. This scenario is expected to continue to mid-May, necessitating the use of diesel generated power for approximately 10 hours per day. Communication between the CIE national supply authority and Tongon has been increased to ensure effective grid utilisation and smooth synchronisation during extended planned power outage periods.

The mine has identified the need for additional crushing capacity and preliminary designs have been drafted for the installation of additional Hydrocone crushers and associated facilities. Final designs are underway and long lead items have been procured to enable installation and commissioning in Q3 which is estimated to cost approximately $5.0 million. The cost for the additional crushing capacity will be shared between Sandvik and Randgold in a 50/50 commercial agreement.

Total tonnes mined decreased by 5% compared to Q4 2014, mainly as a result of lower mobile fleet availability. Ore mining occurred in planned cut backs and in softer areas, which enabled a 3% increase in ore tonnes mined compared to Q4 2014. Mining continued to focus on excavator and truck productivity improvements. Mining costs were well contained and decreased quarter on quarter.

The Rougher Flotation expansion final phase was completed at the end of Q1 as planned. Debugging and optimising of the new flotation circuit and training of operators to obtain the targeted upper 80s percentile recovery rate continued into Q2. Concentrate mass pull and fine grind have improved significantly subsequent to the flotation expansion. Fine tuning of the flotation and Carbon in Leach (CIL) circuits operating parameters, reagent additions, fine grind and calibration of automated controls, to sustainably float and treat the sulphide concentrates effectively, is in progress.

Gold sold for the quarter compared to the previous quarter was marginally lower at 56 071oz with profit from mining activity increasing by 6% to $23.2 million, reflecting the lower costs and slightly higher average gold price received.

TONGON RESULTS

	Quarter	Quarter	Quarter	12 months
	ended	ended	ended	ended
	31 Mar	31 Dec	31 Mar	31 Dec
	2015	2014	2014	2014
Mining
Tonnes mined (000)	6 392	6 713	6 418	26 126
Ore tonnes mined (000)	966	937	898	3 566
Milling
Tonnes processed (000)	1 011	942	984	3 984
Head grade milled (g/t)	2.2	2.3	2.2	2.3
Recovery (%)	80.1	80.4	76.9	78.0
Ounces produced	57 271	56 363	54 512	227 103
Ounces sold	56 071	56 565	54 512	227 103
Average price received ($/oz)	1 211	1 197	1 298	1 264
Cash operating costs[1] ($/oz)	762	775	919	834
Total cash costs[1] ($/oz)	798	811	958	872
Gold on hand at period end[2]($000)	1 424	-	-	-
Profit from mining activity[1] ($000)	23 153	21 805	18 567	88 963
Gold sales[1] ($000)	67 883	67 699	70 770	287 026

Randgold owns 89% of Société des Mines de Tongon SA (Tongon) with the State of Côte d’Ivoire and outside shareholders owning 10% and 1% respectively. Randgold has funded the whole investment in Tongon by way of shareholder loans and therefore controls 100% of the cash flows from Tongon until the shareholder loans are repaid. Randgold consolidates 100% of Tongon and shows the non-controlling interest separately.

1     Refer to explanation of non-GAAP measures provided.

2     Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

Tongon mineral resources and ore reserves update

Open pit ore reserves mined during 2014 were replenished through grade control gains during the year. Drilling is currently underway to further infill drill the remaining portion of the SZ pit to verify whether further gains can be achieved. A drilling programme is also planned to test the potential for higher grade material immediately below the current $1 000/oz pit design which could potentially extend the pit deeper.

The mineral resource and ore reserve base for Tongon at the end of 2014, with a comparison to figures at the end of 2013, is tabulated below:

TONGON MINERAL RESOURCES AND ORE RESERVES

		Tonnes (Mt)		Grade (g/t)		Gold (Moz)		Attributable gold[3] (Moz)
at 31 December	Category	2014	2013	2014	2013	2014	2013	2014	2013
MINERAL RESOURCES[1]
Stockpiles	Measured	3.0	3.3	1.3	1.4	0.1	0.2	0.1	0.1
Open pits	Measured	3.9	5.7	3.1	2.6	0.4	0.5	0.3	0.4
	Indicated	27	24	2.6	2.5	2.2	1.9	2.0	1.7
	Inferred	4.3	4.6	2.5	2.6	0.3	0.4	0.3	0.3
Underground	Indicated	-	-	-	-	-	-	-	-
	Inferred	7.5	7.5	2.8	2.8	0.7	0.7	0.6	0.6
TOTAL MINERAL RESOURCES	Measured and indicated	34	33	2.5	2.4	2.7	2.5	2.4	2.2
	Inferred	12	12	2.7	2.7	1.0	1.1	0.9	0.9
ORE RESERVES[2]
Stockpiles	Proven	3.0	3.3	1.3	1.4	0.1	0.2	0.1	0.1
Open pits	Proven	4.2	-	2.8	-	0.4	-	0.3	-
	Probable	23	28	2.4	2.3	1.7	2.1	1.5	1.8
TOTAL ORE RESERVES	Proven and probable	30	31	2.3	2.2	2.2	2.2	2.0	2.0

[1]	Open pit mineral resources are the insitu mineral resources falling within the $1 500/oz pit shell reported at a 0.5g/t cut-off. Underground mineral resources are those in situ mineral resources below the NZ, $1 500/oz pit shell reported at a 2.0g/t cut-off. Mineral resources for SZ were generated by Mr Simon Bottoms, an officer of the company and competent person, and for NZ by Mr Babacar Diouf, an officer of the company, and supervised by Mr Jonathan Kleynhans, an officer of the company and competent person.
[2]	Open pit ore reserves ore reported at a gold price of $1 000/oz and 0.8glt cut-off and include dilution and ore loss factors. Open pit ore reserves were calculated by Mr Shaun Gillespie, an officer of the company and competent person.

3 Attributable gold (Moz) refers to the quantity attributed to Randgold based in its 89% interest in Tongon SA.

Mineral resource and ore reserve numbers are reported as per JORC 2012 and as such reported to the second significant digit. Refer to comments and US disclaimer in this report.

KIBALI

At Kibali, two LTIs were recorded during the quarter for a LTIFR of 0.76, an improvement on the prior quarter of three LTIs recorded.

Kibali continued the progress made last year, with improved recovery contributing to production. Gold production of 161 468oz for the quarter was down 9% on the prior quarter reflecting the drop in head grade milled to 3.6g/t (Q4 2014: 4.1g/t), in line with plan. Open pit mining delivered according to plan and within budget. In addition the mine established its underground stoping operation and is well positioned to ramp up the production of underground ore during the year as planned. In addition, the mining of Mengu Hill, the third satellite pit, commenced in Q1. The cash cost for the quarter increased to $611/oz (Q4 2014: $549/oz) on the back of the lower production as well as higher plant engineering costs.

Profit from mining decreased to $98.4 million in line with the decrease in production compared to Q4 2014.

KIBALI RESULTS

	Quarter	Quarter	Quarter	12 months
	ended	ended	ended	ended
	31Mar	31 Dec	31 Mar	31 Dec
	2015	2014	2014	2014
Mining
Tonnes mined (000)	8 695	9 628	7 327	30 470
Ore tonnes mined (000)	1 729	1 783	1 380	5 632
Milling
Tonnes processed (000)	1 613	1 656	1 244	5 568
Head grade milled (g/t)	3.6	4.1	3.3	3.7
Recovery (%)	85.5	82.2	85.7	79.3
Ounces produced	161 468	177 789	112 549	526 627
Ounces sold	162 785	178 958	112 549	516 902
Average price received ($/oz)	1 216	1 195	1 297	1 258
Cash operating costs[1] ($/oz)	567	503	494	528
Total cash costs[1] ($/oz)	611	549	530	573
Profit from mining activity[1] ($000)	98 360	115 603	86 331	354 220
Attributable (45%)
Gold sales[1] ($000)	89 041	96 197	65 713	292 627
Ounces produced	72 661	80 005	50 647	236 982
Ounces sold	73 253	80 531	50 647	232 606
Gold on hand at period end[2]($000)	4 728	5 248	-	5 248
Profit from mining activity[1] ($000)	44 262	52 021	38 849	159 399

Randgold owns an effective 45% of Kibali Goldmines SA (Kibali) with Société Minière de Kilo-Moto SARL (Sokimo) and AngloGold Ashanti Limited owning 10% and 45% respectively. The group equity accounts for its 45% joint venture holding in Kibali.

1     Refer to explanation of non-GAAP measures provided.

2     Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

Construction of the metallurgical facility and infrastructure

The construction of Ambarau, the second, 11MW hydropower station made substantial progress during the quarter and first power is expected to be delivered by the end of Q3 2015. Cold commissioning of the paste backfill plant is currently in progress and on schedule to begin operations in Q2 2015.

Declines

Decline development continued on schedule during the quarter. Scheduled production levels from the upper level stopes were reached, resulting in more ore tonnes mined than forecast. The focus in Q2 will be to increase the drill stocks so as to allow for the planned ramp up in production during the third quarter. Back filling of the primary stopes mined in Q1 is also expected to begin in Q2 to allow mining access to the secondary stopes later in the year.

KIBALI UNDERGROUND DECLINE RESULTS

	Quarter	Quarter	Quarter	12 months
	ended	ended	ended	ended
	31 Mar	31 Dec	31 Mar	31 Dec
	2015	2014	2014	2014
Ore tonnes mined	138 041	63 280	2 350	90 839
Development metres	2 471	2 617	1 658	8 142

Vertical shaft

As per the plan, there was no vertical shaft sinking undertaken during the quarter, with focus on the off-shaft development. The total shaft depth, therefore, remains at 720m. The shaft development remains ahead of schedule.

KIBALI VERTICAL SHAFT RESULTS

	Quarter	Quarter	Quarter	12 months
	ended	ended	ended	ended
	31 Mar	31 Dec	31 Mar	31 Dec
	2015	2014	2014	2014
Vertical metres	-	46	221	525
Off shaft development	338	249	-	531

Capital expenditure

Capital expenditure for the quarter and year to date amounted to $61.5 million (at 100%). As previously reported, Phase 1 capital was completed at the end of 2014 and the estimate for Phase 2 of the project remains in line with previous guidance.

Satellite Pits

During the quarter the 35koz inferred material was targeted within the $1 000/oz pit at the Gorumbwa pit, producing varied results. Inferred ounce conversion as well as mineralised gains were realised from the ability to access material below the dewatered old Belgian pit. Converting waste to ore within the $1 000 pit design has allowed the optimisation of the revised whittle shell to go deeper and has included additional down plunge ounces for a total of 385koz indicated ounces at 2.97g/t.In addition, the Megi prospect has been identified as an alternative option to integrate open pitable material into the five year mine schedule. Initial appraisals highlighted a low angle, tabular shaped orebody, with relatively little structural complexity and consistent mineralisation along strike, which hosts high grade northeast plunging shoots. Megi is an inferred resource consisting of 3.4mt at 1.93g/t for 210koz, with a strip ratio of 2.3 within a $1 000/oz whittle optimisation pit. Further optimisation was also undertaken on the Mengu Hill satellite pit based on the April update of the block model, realising a 45% increase in the reserve, which now stands at 422koz at 3.5g/t. There is also potential of converting a further 147koz of inferred material down plunge taking the total resource to 569koz at 3.23g/t.

Kibali mineral resources and ore reserves update

Ore reserves are down on the back of mining depletion and orebody updates being partially offset by gains from underground reserves and the addition of reserves at the Gorumbwa and Mofu pits. There is also further opportunity to convert inferred resources into reserves in 2015, mainly at the Megi deposit.

The mineral resource and ore reserve base for Kibali at the end of 2014, with a comparison to figures at the end of 2013, is tabulated below:

KIBALI MINERAL RESOURCES AND ORE RESERVES

		Tonnes (Mt)		Grade (g/t)		Gold (Moz)		Attributable gold[3] (Moz)
at 31 December	Category	2014	2013	2014	2013	2014	2013	2014	2013
MINERAL RESOURCES[1]
Stockpiles	Measured	3.8	3.6	1.4	2.2	0.2	0.2	0.1	0.1
Open pits	Measured	4.4	2.3	2.4	2.4	0.3	0.2	0.1	0.08
	Indicated	63	81	2.1	2.1	4.3	5.4	1.9	2.4
	Inferred	21	29	1.8	2.3	1.2	2.1	0.6	1.0
Underground	Indicated	68	68	5.4	5.2	12	11	5.2	5.1
	Inferred	32	31	3.1	3.1	3.2	3.1	1.4	1.4
TOTAL MINERAL RESOURCES	Measured and indicated	139	154	3.7	3.5	16	17	7.4	7.7
	Inferred	53	60	2.6	2.7	4.4	5.2	2.0	2.3
ORE RESERVES[2]
Stockpiles	Proven	3.8	3.6	1.4	2.2	0.2	0.2	0.08	0.1
Open pits	Proven	1.6	1.9	2.6	2.5	0.1	0.2	0.06	0.07
	Probable	33	40	2.4	2.5	2.5	3.2	1.1	1.4
Underground	Probable	44	44	5.7	5.7	8.2	8.0	3.7	3.6
TOTAL ORE RESERVES	Proven and probable	83	89	4.1	4.0	11	12	4.9	5.2
[1]	Open pit mineral resources are the in situ mineral resources falling within the $1 500/oz pit shell reported at a cut-off of 0.5g/t. Underground mineral resources are those in situ mineral resources at the KCD deposit that fall below the 5 685 metre RL elevation, reported at a cut-off of 1.5g/t. Mineral resources were generated by Mr Ernest Doh, an officer of the company and competent person.
[2]	Open pit ore reserves are reported at a gold price of $1 000/oz and an average cut-off of 0.9g/t and include dilution and ore loss factors. Open pit ore reserves were calculated by Mr Nicholas Coomson, an officer of the company and a competent person. Underground ore reserves are reported at a gold price of $1 000/oz and a cut-off of 2.4g/t and include dilution and ore loss factors. Underground ore reserves were calculated by Mr Tim Peters, an independent consultant and a competent person.

3      Attributable gold (Moz) refers to the quantity attributable to Randgold based on its 45% interest in the Kibali gold mine.

Mineral resource and ore reserves are quoted as per JORC 2012 guidelines and thus reported to the second significant digit. Refer to comments and US disclaimer in this report.

EXPLORATION ACTIVITIES

This quarter we have made strong progress across our portfolio and at all stages in the resource triangle, from generative and new business through to brownfields projects and resource conversion programmes. Twelve drill rigs have been operational on our brownfields projects across West and Central Africa during the quarter and the greenfields exploration teams have continued their work along the major targets in our portfolio, the MTZ in Senegal, the Senegal Mali Shear in Mali, the Boundiali and Senefou belts in Côte d’Ivoire and the KZ structure in North East Democratic Republic of Congo (DRC). In particular, the results this quarter are showing good potential for additional resources and reserve conversion at Loulo and are reinforcing a very interesting greenfields target at Fonondara on the Boundiali permit in Northern Côte d’Ivoire where surface work, in the form of pitting and trenching, has identified a significant mineralised system over 2km of strike which will be drill tested in Q2.

As reported previously, the Randgold exploration function has been completely overhauled in the last year with new senior management in place. In line with the emphasis we place on new business and generative work as part of our long term exploration strategy, we have recently reached agreement with two senior geologists to join our generative team to spearhead our transition into new areas and projects. Mike Skead, who will join as group new business manager from July, has 25 years of experience in exploration and project evaluation, with particular emphasis in the east and central Africa regions including the DRC where, from 2004 to 2007, he served as the vice president of exploration for Banro Corporation. He is currently interim CEO of Kilo Goldmines and is the vice president project evaluation with Dundee Resources Limited. Andrew Alibone is a senior consultant with extensive global experience, who has worked for Randgold in recent years across our projects and will provide the technical input on generative work from project to continental scale. Additionally, Paul Harbidge, the previous GM exploration at Randgold will continue to provide strategic input at a group level. This addition complements our existing generative team and creates a world-class department focused on the hunt for Africa’s next world-class gold district.

MALI

Gounkoto

At Gounkoto, we completed five drill holes beneath the current $1 000/oz pit shell, testing narrow high grade plunging lodes which form at the intersection of differently oriented footwall and hanging wall structures. All holes intersected the target structure as modelled, however results have generally been weak. In MZ3 in the north of the deposit, drill hole GKDH432 returned 10.8m at 1.02g/t down plunge to the north of the underground resource. In the MZ1 underground target in the south of the deposit, only one of the three holes testing the plunging high grade rods beneath the pit returned a stronger intersection than the model, with 20.2m at 3.78g/t being intersected in hole GKDH446. It is thought that the high grade shoots are either far narrower than expected or are pinching out down plunge.

Exploration work around the deposit continues and includes field work at Gounkoto SW as well as ongoing generative work on existing targets. Faraba West and Toronto South have both been identified as targets with potential and which require further work.

At Gounkoto SW the team has identified narrow mineralised structures grading between 1.5g/t and 5.5g/t in trenching to the west of the existing target where historical drilling returned wide zones of alteration and anomalism in RC drilling: GSWRC11 - 12m at 1.12g/t from 40m, GSWRC03 - 28m at 0.82g/t from 152m, including 2m at 4.61g/t; and GSWRC13 - 4m at 1.59g/t from 248m. A model incorporating all results is being built, as much of the target, which is a NNW structure which transects the lithological layering, is under thick transported material and would require drilling to test it.

Loulo

At Loulo, the greenfields work conducted this quarter has focused on further generative work with the aim of better understanding and targeting the large structures which have acted as strain and fluid conduits across the permit. Further structural mapping and interpretation has been completed and builds on the recently surveyed ground IP data. This work highlights five principal structures which run N-S to NE-SW across the permit and these are now being further assessed to generate specific targets for drill testing.

At the same time the team has progressed the Yalea North target through mapping, pitting and trenching. However work has been restricted due to the thick overburden across much of the target area. This limits the amount of surface work which can be carried out on the six conceptual targets across the area, which lies immediately north of the Yalea deposit, and work has focused on refining the geological and structural interpretations to highlight potential in the area for follow up work. Trench YNTR01 returned 8m at 1.03g/t from altered quartzites and breccias to the north of the P125 pit, and the geological interpretation for the target area has been significantly modified.

Loulo underground

Deep drilling on both the Gara and Yalea deposits started this quarter with the aim of scoping out areas of inferred ounces which can be converted into indicated resources. Additionally we are stepping out from the limits of the existing deposits to identify areas of new high grade ore. At Gara the latest of three holes drilled into the target area to the immediate south of the block model confirmed the structure to be strongly altered and mineralised with a result of 6.8m at 1.76g/t (TW 5.47) from 683.2m, including 3.25m at 3.29g/t from typical Gara-style mineralisation. Drilling of a fourth drill hole is in progress which, if positive, would confirm the potential of this target area to be around 400 000oz and would be targeted for conversion to inferred resources this year. At the same time two holes at the base of the Gara deposit returned 5.30m at 5.28g/t from 909.5m for hole L0CP191 and 11.06m at 1.24g/t in L0CP192, confirming again that the Gara system at depth is open and strongly mineralised and altered.

At Yalea, hole YaDH19 testing the potential extension of the high grade ore in the south intersected 11.3m at 12.1g/t and will thus be followed up with further drilling this quarter. Drilling at depth in the centre of the deposit intersected 7.55m of moderate mineralisation while hole YaDH12 intersected 5.15m at 3.08g/t. Three other holes are still in progress. These holes are targeting mineralisation at down hole depths of between 900m and 1 000m so drilling progress is relatively slow. The first phase of conversion drilling at Yalea will provide us with added geological information to enable us to more accurately project target structures beyond the current limits of the deposit for testing in Q2.

Mali West

Bakolobi (Taurus JV)

At Bakolobi the first phase of trenching across the permit has been completed. Nine trenches in total have now been excavated over zones of bedrock mineralisation, identified through the initial reconnaissance RC drill programme which allowed us to rapidly locate mineralised structures beneath thick transported material. Results from these trenches this quarter have included: BKTR006 -20.13m at 1.59g/t; BKTR004 - 23.70m at 0.61g/t; BKTR009 - 24.60m at 0.23g/t; and BKTR005 - 14.96m at 3.83g/t including 6.25m at 7.71g/t and 11.45m at 1.94g/t including 3.50m at 5.39g/t. These results have shown that the mineralised structures dip uniformly to the west and that the highest grades are associated with the intersections of NW and NNE-NS striking structures.

The most interesting target area to come out of this work is the southern extension of the Koliguinda target where a left hand flexure in the target would be dilatational in a largely sinistral system such as the SMS and is the target which has, to date, returned the strongest results (shown above). It is also in an area which is intersected by a major NW structure interpreted to be a transverse fault in the original belt architecture, and where transported gravels are thickest. Pitting is currently in progress across the target which has been prioritised for further work. The other targets in the permit are still thought to be prospective with widths at surface averaging approximately 20m and grades of between 1g/t and 2g/t.

Legend JV

Work is continuing along the Senegal Malian shear in the Legend project, which strikes over 18km within the permit area and is located immediately to the south of the Sadiola project. Both trenching and pitting has been ongoing through the quarter on targets close to the Kofi formation boundary in the area of influence of the Senegal Mali shear and has focused on the anomalous contacts of carbonate and siliciclatic rocks which provide a key chemical and rheological contrast in this district.

At Woyanda partial results received from a groove returned 5.60m at 0.30g/t, 8m at 0.37g/t, and 4m at 0.39g/t while at Souroukoto a trench excavated over mineralised lithosamples at the formation boundary returned 7.80m at 0.75g/t. Work is still in progress over these targets and a number of untested soil anomalies still exist and will be the focus in Q2.

Bena

The Bena project locates to the immediate south of the Gounkoto permit. At Boulandissou, a 3km strike length target was previously generated which incorporated a number of historical mineralised intersections and samples and this target is the sole focus of work on the project at present. A Phase 1 programme of trenching and grooving was completed during this quarter consisting of three trenches and one groove. Previous results on the target include 26m at 3.53g/t from trench BNT02 in the north and 13m at 1.57g/t from RC drill BORC02 in the south. This quarter a trench over RC holes BORC02 returned 12.87m at 2.04g/t and confirmed the west-dipping nature of the mineralised structure. Groove BGV010 returned 12.6m at 1.84g/t to the immediate east of the main target structure and the other excavations returned no significant intersections. Further follow up work is planned for Q2.

Morila

Work on the near mine conceptual targets at Morila continued this quarter with the relogging of holes across the SE of the permit around the previously identified Target B where coincident features associated with the Morila deposit such as flat foliation, high temperature leucosome/quartz plagioclase veins, tonalite intrusives, Mg-rich biotite and arsenopyrite mineralisation were identified. These features have now been mapped across a wider area and are thought to show elevated prospectivity where more of the features coincide. The features are also common in the hangingwall of Morila and may identify areas where the existing drilling has not tested mineralised structures at depth. The relogging and mapping programme is in progress.

SENEGAL

Massawa

At Massawa, the orientation drilling programme in the Central Zone (CZ) was completed. This programme consisted of over 6 000m of close spaced RC drilling at 10m by 15m spacing down to 100m, in order to understand the short-distance geological variability in this part of the deposit. Grades within the mineralised structures in the CZ are known to be erratic due to the presence of coarse gold in a system of late structures which are exploited by quartz/stibnite veins. All samples are also submitted for a 2kg leachwell analysis to mitigate the nugget effect in the analysis. The purpose of the programme is to enable us to determine the inaccuracies within our existing estimates of the Massawa orebody in order to make a decision on how to approach the remaining part of the feasibility study.

Most of the results for the programme are still pending, however results for two drill lines have been received and confirm the location of the mineralised lodes relative to the model with adjustments in width and location required on each line. The infill drilling shows that the Phase 2 quartz stibnite structures are more complex than previously mapped from the 50m by 50m drilling and are very variable in width and grade and can split into several separate sub-parallel structures over a significant strike length of the CZ. Their recognition and modelling, however, will enable us to more accurately estimate the CZ deposit. We expect this work to reduce the tonnes and increase the grade relative to our existing resource estimate at Massawa.

This quarter we have also completed the analysis of oxide samples from shallow drilling in both the CZ and Northern Zone (NZ). This work was completed by leachwell analysis as well as fire assay and screen fire assay to ensure that no uncertainties remain regarding the reported grades of our samples. The CZ averages for the full oxide dataset shows leachwell assay data is 10% higher than Fire Assay data with leachable gold equating to around 90% of the sample. In the NZ total BLEG data is on average 3% higher than fire assay with leachable gold in the oxides of around 75%, probably because of the presence of some soft sulphide ore and carbonaceous material. The testwork on fresh ore in the CZ has confirmed that a high proportion, of up to 60%of the mineralisation is free leaching.

The team is also currently relogging and examining other geological features of the Massawa deposit in addition to the quartz-stibnite structures, such as the age and types of intrusive rocks in the deposit and the folding of the volcano-sedimentary sequence which hosts the deposit. The analysis of these results, including all recent drilling in the central and NZ will be completed in Q2 and a decision on the next phase of the feasibility study will be taken at this time.

CÔTE D’IVOIRE

Nielle

At Tongon, the modelling of the skarn system has continued and when combined with recent infill drilling results in the pit, provides a powerful tool for projecting structures beyond the limits of the current drill coverage. A drill programme testing the base of the pit in the north of the Southern Zone has been designed and drilling is due to commence in early Q2. The aim of the programme is to confirm additional, high grade structures, thereby reducing the strip ratio and enabling the ore to be accessed from the open pit. The Yvette West target was prioritised within the 20km Bladonon corridor target in the SW of the Nielle permit and mapping and sampling this quarter identified silicified volcaniclastics/tuffs, sheared and locally folded argillites and carbonaceous shales with lithosamples returning significant values up to 9.63g/t from silicified tuffs.

Mankono

On the Mankono permit, the team is defining two styles of mineralisation on the priority two Bongogo target. One is a strong EW striking quartz-tourmaline veining system controlled by brittle fabrics in a regional fold axis. Trenching across this system has returned 73.30m at 1.76g/t. Further pitting and rock sampling has extended the mineralisation 600m towards the west with strong results of 6.48g/t, 11.20g/t and 26g/t from pits and up to 42.90g/t in quartz-tourmaline vein samples. Follow up trenches are being excavated over these results.

800m to the NE, the second style of mineralisation is controlled by discrete dextral NS shears with moderate silicification and strong magnetite and coarse grained pyrite, located on the eastern limb of the regional fold. The best intersection to date is 23m at 1.25g/t including 7m at 3.05g/t and work this quarter has returned weaker intersections along strike, including 10.10m at 0.36g/t.

Fapoha

At Fapoha work has progressed on the two main target areas, both in the north of the permit and in the south, with both featuring multi-kilometre gold-in-soil anomalies at the sediment-volcanic lithological contact. At Ouboulo in the south, further trenching over the 12km target has returned results from a brittle veiny system, including 27m at 1.20g/t, 6m at 2.36g/t and 5m at 2.87g/t. The trenches so far are confirming the continuity within volcaniclastics in contact with massive andesites and a quartz-diorite intrusion. Structures are generally a thin fracture network associated with narrow shear bands developed at the margin of the quartz-diorite. Work continues along strike. In the north of the Fapoha permit, infill soil anomalism has defined six targets within a 19km anomalous trend and field validation and pitting to understand the regolith has commenced.

Boundiali

At Fonondara in Boundiali, the team has discovered a significant mineralised system. Previously reported results had defined a zone of mineralisation within an anomalous envelope. The mineralised shear zone, which dips steeply to the east, locates on the eastern margin of a massive andesite where it is in contact with interbedded tuffs and argilites. This structure has been extended to over 2.2km this quarter through extensive trenching and pitting which returned a wide zone of alteration (up to 57m) including 13m at 1.56g/t and 6m at 2.10g/t (open to the west) from FSTR011 in the south and 14m at 1.00g/t and 23m at 1.28g/t from FSTR012 in the centre of the target. Overall the target structure averages 20m in width with a grade of 2g/t.

In the north of the target, previously reported FSTR008 intersected 16m at 2.5g/t (including 11m at 3.49g/t). Further work this quarter included four trenches excavated across FSTR008 to better understand the nature of a flat mineralised shear observed in the trench. This trenching, and pitting below it from within the trenches, revealed that the flat structure appears to have placed barren material on top of a significant mineralised structure which is up to 30m wide and has returned consistent high grade results across the zone with grades reaching 46g/t. Further pitting 50m south of FSTR008 confirmed the flat structure and the high grade mineralisation beneath it. Intersections from contiguous pits at 5m spacing across the target zone beneath the flat structure returned: FP442 - 6m at 5.36g/t (open at depth); FP423 - 7m at 4.68g/t (open at depth); FP424 - 7m at 7.24g/t (open at depth); FP425 - 7m at 3g/t (open at depth); FP428 - 4m at 4.51g/t (open at depth); FP434 - 6.70m at 8.71g/t (open at depth). A recent trench excavated across these pits has confirmed the alteration, deformation and mineralisation to be continuous. This newly discovered zone of mineralisation appears to be steeply east dipping like the original target (which is located approximately 50m in the footwall) with an average grade of 4.6g/t.

Significant potential exists from this target, which is open along strike and further highlights the potential for blind high grade mineralisation at Boundiali. The Fonondara target is located within a district scale gold-in-soil anomaly which strikes over 25km and occurs at the western margin of the Boundiali belt, which is the southern strike extension of the Syama belt in Mali. The Boundiali permit covers over 80km strike along this anomalous belt margin. Trench results of 28m at 1.26g/t, 12m at 3.9g/t and 10m at 4.12g/t within a 3km strike length at the Sani target, 15km to the north of Fonondara, are believed to be an extension of the Fonondara mineralised zone. A firstphase diamond drilling programme of 5 diamond holes to examine the 100m wide, mineralised system over the 2km strike at Fonondara will start in May.

Generative

The generative programme on the study of the sub-continental lithospheric mantle beneath major structures in Mali is progressing. Fieldwork has now been concluded, with all required samples taken across the two target structures and these samples are being processed in labs in Cape Town, Australia and New Zealand. Preliminary results from this work are expected to be reported between six and nine months from now due to sample processing rates in the laboratories.

DEMOCRATIC REPUBLIC OF CONGO

Kibali

Further resource conversion drilling was carried out at both Megi and Gorumbwa during the quarter, the conclusion of which is provided in the Kibali section of this report.

KZ structure - brownfields

Activities in 2014 progressed our understanding of the deformational history of the Kibali area and more specifically the mineralised KZ structure. This quarter the teams focused on the analysis of the information used to identify targets along the structure and reranked the targets after ground truthing and field validation of information, based on the potential to host a new multi-million ounce standalone deposit or an economic satellite deposit. The analysis and ranking exercise generated a portfolio of 28 targets. A ranking of the portfolio identified Kanga Sud (1), Ikamva-Kalimva (2), Sessenge SW (3), Oere-Libala (4), Tete Bakangwe (5), Megi (6) and Mengu Hill W (7) as the areas with the highest potential of delivering a new multi-million ounce orebody.

However, the focus on the KZ structure continues with further review of the strike extension to the south of KCD beyond the Sessengue South/9000 lode target. In the KCD area work is also focused on mapping the continuity of the folded F1 structure which marks the contact between clastic siliceous rocks with carbonaceous/ferruginous units in the KCD pit. The ore lodes of the KCD deposit occur close to this faulted contact around the hinges of a recumbent F2 fold which has been overprinted by a second fold event, both of which have NE plunging hinges, thought to control the distinctive rod-like nature of the mineralised lodes at Kibali. These recumbent folds may be a more regional feature and are likely to be blind and a number of brownfields targets are being reviewed where fold hinges are interpreted to locate. A drilling programme in Q2 will test these targets, as part of a programme to scope out deeper potential along the NE and NW striking sections of the KZ structure.

Five target areas were highlighted at Kanga Sud, a hill located 800m along trend to the NE of KCD. Trenching and geologic mapping advanced two zones based on a model of NE plunging F2 and F3 fold hinges developed proximal to NE trending shears.

In Zone 1, trench KGTR001 was excavated orthogonally to the NE plunge of an interpreted shoot, and returned 14m at 0.58g/t from 14m confirming a halo of low grade mineralisation. Trench KGTR0002 excavated down the interpreted plunge returned 28m at1.02g/t from 104m including 7.40m at 3.14g/t from 124.60m. The high grade is hosted by intercalated brecciated chert, metasiltstone and variable chlorite alteration.

Zone 2 is the more prospective, occurring on the NE trending ridgetop in the west. It has a 100ppb+ gold soil anomaly, lithosamples up to 2.07g/t and two historic RC holes that returned: AERC047 - 10mat1.44g/t (from 18m); and AERC049 -14m at 6.45g/t (from 20m). This quarter, trench KGTR006 was excavated down slope of the anomalous RC holes and orthogonal to the structural plunge and returned 144m at 0.61g/t (0m to 144m - LWA from saprock samples) including a higher grade zone of 46m at 1.02g/t (38m to 84m). The result highlights extensive low grade mineralisation in favourable host rocks with magnetite and silica alteration. The zone is part of an approximate 200m wide NE trending corridor parallel to the ridge within which complex NE plunging, asymmetric antiformal and synformal folds and ‘egg carton’ sheath like folds have developed. Work will continue on the target in Q2.

At Durba Hill, trenching has returned anomalous intersections of: DBTR0004 - 14m at 1.99g/t and 10.80m at 1.26g/t; and DBTR0003 - 10mat3.03g/t all hosted in brecciated chert and siliciclastic BIF in the hanging wall of the dolerite. Zones of alteration associated with mineralisation have also been identified in trenching in the footwall of the dolerite (DBTR0006).

KZ structure - greenfields

Ranked as first priority within the greenfield targets, Ikamva-Kalimva is considered to be one of the more prospective parts of the KZ structure with structural similarities to KCD. Eight trenches were excavated this quarter to investigate the extent of mineralisation and geologic controls in the priority Zone 1 target area. Trenches mostly returned thin intervals of mineralisation associated with ironstones, with one trench (IVTR0003) returning significant mineralisation of 9.1m at 3.24g/t from 72.9m and 11m at 3.87g/t from 88m, 18m at 1.51g/t from 122m and 16m at 1.18g/t from 142m. Follow up work will continue across the Kalimva Ikamva target in Q2.

KGL Isiro joint venture

On the Ngayu Belt, pitting and mapping over the 10km by 200m northwest trending Yasua and Yambenda soil anomalies has confirmed a folded ironstone and chert sequence with open asymmetric fold hinges undulating and plunging very shallowly to both the northwest and southeast. The folds are transgressed by a 10m to 15m wide auriferous shear zone. Mineralisation is associated with the shear as evidenced by pit saprock samples which returned anomalous values including 2.77g/t, 0.79g/t and 0.69g/t (Ngumba target); 0.29g/t, 0.79g/t and 0.41g/t (Bovo target); and 2.7g/t, 0.42g/t and 0.67g/t (Boti target). Further pit and trenching activities are planned. On the Mbese soil anomaly, field investigations and a data review failed to highlight any potential higher grade zones. The low tenor of assay results from infill soil, lithosamples and resampled Rio Tinto core indicate a lower prospectivity for this target and future work will focus exclusively on Yasua-Yambenda.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
	Unaudited	Unaudited	Unaudited	Audited
	quarter	quarter	quarter	12 months
	ended	ended	ended	ended
	31 Mar	31 Dec	31 Mar	31 Dec
$000	2015	2014	2014	2014
REVENUES
Gold sales on spot	231 228	226 323	284 350	1 086 756
Total revenues	231 228	226 323	284 350	1 086 756
Share of profits of equity accounted joint ventures	28 395	30 581	26 930	75 942
Other income	1 754	11 055	3 632	5 508
Total income	232 982	267 959	314 912	1 168 206
COST AND EXPENSES
Mine production costs	117 592	130 424	131 249	525 909
Movement in production inventory and ore stockpiles	4 697	(10 505)	(2 854)	(24 665)
Depreciation and amortisation	36 075	39 947	36 605	146 762
Other mining and processing costs	14 875	16 707	15 970	64 762
Mining and processing costs	173 239	176 573	180 970	712 768
Royalties	11 819	11 527	14 912	56 490
Exploration and corporate expenditure	8 677	3 481	10 829	36 765
Other expenses	5 725	-	-	4 974
Total costs	199 460	191 581	206 711	810 997
Finance income	23	(72)	204	71
Finance costs	(962)	(3 004)	(353)	(4 235)
Finance costs - net	(939)	(3 076)	(149)	(4 164)
Profit before income tax	60 978	73 302	108 052	353 045
Income tax expense	(9 664)	(18 923)	(22 933)	(81 885)
Profit for the period	51 314	54 379	85 119	271 160
Other comprehensive income
(Loss)/profit on available-for-sale financial assets	(125)	(367)	605	(363)
Share of equity accounted joint ventures other comprehensive (loss)/profit	-	(16)	709	(36)
Total other comprehensive (expense)/income	(125)	(383)	1 314	(399)
Total comprehensive income	51 189	53 996	86 433	270 761
Profit attributable to:
Owners of the parent	48 203	49 623	74 340	234 974
Non-controlling interests	3 111	4 756	10 779	36 186
	51 314	54 379	85 119	271 160
Total comprehensive income attributable to:
Owners of the parent	48 078	49 240	75 654	234 575
Non-controlling interests	3 111	4 756	10 779	36 186

	51 189	53 996	86 433	270 761
Basic earnings per share ($)	0.52	0.54	0.80	2.54
Diluted earnings per share ($)	0.51	0.53	0.79	2.51
Average shares in issue (000)	92 855	92 674	92 504	92 603

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
Unaudited		Audited	Unaudited
at		at	at
31 Mar		31 Dec	31 Mar
$000	2015	2014	2014
Assets
Non-current assets
Property, plant and equipment	1 493 801	1 494 530	1 459 095
Cost	2 105 192	2 069 846	1 924 254
Accumulated depreciation and amortisations	(611 391)	(575 316)	(465 159)
Deferred tax	18	398	1 294
Long-term ore stockpiles	178 038	178 314	143 852
Trade and other receivables	21 743	26 277	50 700
Investments in equity accounted joint ventures	1 417 311	1 394 042	1 332 059
Other investments in joint ventures	46 809	43 854	50 198
Total investments in joint ventures	1 464 120	1 437 896	1 382 257
Total non-current assets	3 157 720	3 137 415	3 037 198
Current assets
Inventories and ore stockpiles	122 115	126 216	174 584
Trade and other receivables	189 936	185 233	210 756
Cash and cash equivalents	141 238	82 752	11 319
Available-for-sale financial assets	1 342	1 467	2 435
Total current assets	454 631	395 668	399 094
Total assets	3 612 351	3 533 083	3 436 292
Equity attributable to owners of the parent	3 152 896	3 098 090	2 963 979
Non-controlling interests	202 849	204 864	184 348
Total equity	3 355 745	3 302 954	3 148 327
Non-current liabilities
Loans from minority shareholders	2 766	2 766	2 766
Deferred tax	31 494	29 915	28 458
Provision for rehabilitation	55 904	55 904	49 177
Total non-current liabilities	90 164	88 585	80 401
Current liabilities
Trade and other payables	139 219	109 354	126 510
Current income tax payable	27 223	32 190	81 054
Total current liabilities	166 442	141 544	207 564
Total equity and liabilities	3 612 351	3 533 083	3 436 292

These results are presented as the first quarter ended 31 March 2015. They have been prepared in accordance with International Financial Reporting Standards as adopted by the European Union (IFRS) on a basis that is consistent with the accounting policies applied by the group in its audited consolidated financial statements for the year ended 31 December 2014, and which will form the basis of the 2015 annual report. No new or amended accounting standards effective for 2015 have had a significant impact on the group. This announcement has been prepared in compliance with IAS 34 - Interim Financial Reporting. These results do not include all the notes of the type normally included in an annual financial report. Accordingly, this condensed report is to be read in conjunction with the annual report for the year 31 December 2014, and any public announcements made by the group during the reporting period. While the information included in this announcement has been prepared in accordance with the recognition and measurement criteria of IFRS, this announcement does not itself contain sufficient information to comply with IFRS. The auditors’ report for the year ended 31 December 2014 was unqualified and did not include references to any matters which the auditor drew attention to by way of emphasis without qualifying their report.

Property, plant and equipment cost increased by $35.3 million for the quarter ended 31 March 2015. Of this, $24.2 million was spent on underground equipment at Yalea and Gara, while $6.7 million was spent at Tongon, primarily on the float upgrade project.

The group’s capital commitments (including its share of equity accounted joint ventures) at 31 March 2015 amounted to $80.1 million, with the majority relating to Kibali ($14.2 million attributable share) and the Loulo-Gounkoto complex ($61.5 million).

The long term ore stockpiles balance of $178.0 million relates to the portion of ore stockpiles at Loulo, Gounkoto and Tongon which are expected to be processed after more than one year, in line with the respective mine plans, and remains in line with the prior periods.

Investments in equity accounted joint ventures reflects the group’s share of its equity accounted investments, mainly Kibali as well as Morila, and the group’s asset leasing joint ventures. Other investments in joint ventures reflects the group’s loans advanced to the group’s asset leasing joint ventures.

The increase of $26.2 million in total investment in joint ventures for the quarter ended 31 March 2015 mainly reflects the group’s profit share from equity accounted joint ventures ($28.4 million) and increased funding to the group’s asset leasing joint venture ($2.8 million). This was partially offset by the loan repayment made by Kibali to the joint venture funders (Randgold and AngloGold Ashanti Limited) ($5.0 million attributable share).

Inventories and ore stockpiles (including the allocation of a portion to non-current) of $300.2 million were lower than the balance at 31 December 2014 of $304.5 million at 31 December 2014 by $4.3 million. This decrease was primarily as the result of a decrease in the gold in process balances at Loulo and Gounkoto.

Trade and other receivables (including the allocation of a portion to non-current) at 31 March 2015 of $211.7 million was in line with the prior quarter.

The total outstanding refundable VAT balances in Mali amount to $100.0 million (31 December 2014: $116.0 million) (including 100% of the Loulo and Gounkoto VAT receivables and the attributable portion of the Morila VAT receivable of $14.1 million). Morila, Loulo and Gounkoto have the legal right under the terms of their respective mining conventions to offset other taxes payable to the Malian State against these refundable VAT balances. Management continues to pursue the cash settlement of these VAT balances. The portion of the outstanding VAT balances which is not expected to be recovered within a one year time frame, amounts to $21.7 million, and is shown in the long term debtors (31 December 2014: $26.3 million). The group’s share of the VAT balance at Kibali amounted to $51.0 million (31 December 2014: $50.5 million). The Morila and Kibali VAT balances are included in the group’s investment in joint ventures line.

The group has received claims for various taxes totalling $310.0 million (31 December 2014: $313.0 million), in respect of the Loulo, Gounkoto, Tongon and Morila mines and the Kankou Moussa gold sales operation. Having taken professional advice, the group considers the claims to be without foundation and is strongly defending its position, including following the appropriate legal process for disputes within Mali. Accordingly, no provision has been made for the material claims. Loulo, Gounkoto and Morila have legally binding mining conventions which guarantee fiscal stability, govern the taxes applicable to the companies and allow for international arbitration in the event a dispute cannot be resolved in the country. Management continues to engage with the Malian authorities at the highest level to resolve this issue. During the prior year, Loulo submitted a request for arbitration at the International Court of the Settlement of Investment Disputes against the State of Mali in relation to certain of the disputed tax claims. The arbitration process is ongoing with hearings having taken place in Q1 2015, and the outcome of this process is expected to be concluded during 2015.

The increase in cash of $58.5 million since 31 December 2014 largely reflects strong operational cash flows from the Loulo-Gounkoto complex and Tongon mines ($109.4 million), reduced investments in equity accounted joint ventures, and partially offset by the group’s continued investment in capital expenditure in its subsidiaries ($35.3 million).

Based on the company’s current cash resources and facilities, projected operating cash flows and capital expenditure, the company is confident it will be able to meet its financial obligations at the prevailing gold price.

Trade and other payables of $139.2 million increased by 27% from the trade and other payables balance owing at 31 December 2014 of $109.4 million. The increase is principally due to the timing of payments to creditors.

Current tax payable of $27.2 million decreased by $5.0 million from 31 December 2014 due to corporation tax payments and offsets made at Gounkoto and Loulo during the quarter. Tongon benefits from a five year tax holiday from the start of production in December 2010.

CONSOLIDATED CASH FLOW STATEMENT
	Unaudited	Unaudited	Audited
	quarter	quarter	12 months
	ended	ended	ended
	31 Mar	31 Mar	31 Dec
$000	2015	2014	2014
Profit after tax	51 314	85 119	271 160
Income tax expense	9 664	22 933	81 885
Profit before income tax	60 978	108 052	353 045
Share of profits of equity accounted joint ventures	(28 395)	(26 930)	(75 942)
Adjustment for non-cash items	51 685	43 415	200 567
Effects of change in operating working capital items	25 124	(69 246)	(66 958)
Receivables	(8 737)	(31 900)	(3 637)
Inventories and ore stockpiles	4 377	3 989	17 895
Trade and other payables	29 484	(41 335)	(81 216)
Cash generated from operations	109 392	55 291	410 712
Dividends received from equity accounted joint ventures	5 000	-	565
Income tax paid	(12 672)	(5 521)	(93 659)
Net cash generated from operating activities	101 720	49 770	317 618
Additions to property, plant and equipment	(35 346)	(38 200)	(179 313)
Funds invested in equity accounted joint ventures	(2 829)	(36 644)	(51 462)
Loans repaid by equity accounted joint ventures	-	2 261	9 142
Net cash used by investing activities	(38 175)	(72 583)	(221 633)
Proceeds from issue of ordinary shares	67	1 225	2 035
Dividends paid to company’s shareholders	-	-	(43 284)
Dividends paid to non-controlling interests	(5 126)	(5 244)	(10 135)
Proceeds from borrowings	-	-	50 000
Repayment of borrowings	-	-	(50 000)
Net cash used by financing activities	(5 059)	(4 019)	(51 384)
Net increase/(decrease) in cash and cash equivalents	58 486	(26 832)	44 601
Cash and cash equivalents at beginning of period	82 752	38 151	38 151
Cash and cash equivalents at end of period	141 238	11 319	82 752

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
						Total equity
						attributable	Non-
	Number of	Share	Share	Other	Retained	to owners	controlling	Total
	ordinary	capital	premium	reserves[1]	earnings	of parent	interests	equity
	shares	$000	$000	$000	$000	$000	$000	$000
Balance - 31 Dec 2013 (audited)	92 245 531	4 612	1 423 513	64 398	1 386 518	2 879 041	178 813	3 057 854

Fair value movement on available-for-sale financial assets	-	-	-	605	-	605	-	605
Share of other comprehensive income of joint ventures	-	-	-	709	-	709	-	709
Other comprehensive income/(expense)	-	-	-	1 314	-	1 314	-	1 314
Net profit for the period	-	-	-	-	74 340	74 340	10 779	85 119
Total comprehensive income/(expense)for the period	-	-	-	1 314	74 340	75 654	10 779	86 433
Share-based payments	-	-	-	6 809	-	6 809	-	6 809
Share options exercised	29 300	2	1 223	-	-	1 225	-	1 225
Reserves transfer on exercise of options previously expensed under IFRS 2	-	-	479	(479)	-	-	-	-
Shares vested[2]	239 206	12	17 231	(15 993)	-	1 250	-	1 250
Non-controlling interest share of Gounkoto dividend	-	-	-	-	-	-	(5 244)	(5 244)
Balance - 31 Mar 2014 - unaudited	92 514 037	4 626	1 442 446	56 049	1 460 858	2 963 979	184 348	3 148 327
Balance - 31 Dec 2014 - audited	92 674 085	4 634	1 450 984	67 254	1 575 218	3 098 090	204 864	3 302 954
Fair value movement on available-for-sale financial assets	-	-	-	(125)	-	(125)	-	(125)
Share of other comprehensive income of joint ventures	-	-	-	-	-	-	-	-
Other comprehensive income/(expense)	-	-	-	(125)	-	(125)	-	(125)
Net profit for the period	-	-	-	-	48 203	48 203	3 111	51 314
Total comprehensive income/(expense)for the period	-	-	-	(125)	48 203	48 078	3111	51 189
Share-based payments	-	-	-	6 661	-	6 661	-	6 661
Share options exercised	2	-	67	-	-	67	-	67
Reserves transfer on exercise of options previously expensed under IFRS 2	-	-	20	(20)	-	-	-	-
Shares vested[2]	180 100	9	15 662	(15 671)	—	-	-	-
Non-controlling interest share of Gounkoto dividend	-	-	-	-	-	-	(5 126)	(5 126)
Balance - 31 Mar 2015 - unaudited	92 854 187	4 643	1 466 733	58 099	1 623 421	3 152 896	202 849	3 355 745
[1]	Other reserves includes the cumulative charge recognised under IFRS 2 in respect of share option schemes (net of amounts transferred to share capital and share premium) as well as the foreign currency translation reserve and the movements in available-for-sale financial assets.
[2]	Restricted shares were issued as remuneration to executive directors and senior management. Shares were also issued to executive directors following approval of their annual bonuses and to non-executive directors as fees. The transfer between ‘other reserves’ and ‘share premium’ in respect of the shares vested represents the cost calculated in accordance with IFRS 2.

NON-GAAP MEASURES

Randgold has identified certain measures that it believes will assist understanding of the performance of the business. As the measures are not defined under IFRS they may not be directly comparable with other companies’ adjusted measures. The non-GAAP measures are not intended to be a substitute for, or superior to, any IFRS measures of performance but management has included them as these are considered to be important comparables and key measures used within the business for assessing performance.

These measures are explained further below:

Total cash costs and cash cost per ounce are non-GAAP measures. Total cash costs and total cash cost per ounce are calculated using guidance issued by the Gold Institute. The Gold Institute was a non-profit industry association comprising leading gold producers, refiners, bullion suppliers and manufacturers. This institute has now been incorporated into the National Mining Association. The guidance was first issued in 1996 and revised in November 1999. Total cash costs, as defined in the Gold Institute’s guidance, include mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, transfers to and from deferred stripping where relevant and royalties. Total cash costs and total cash cost per ounce also include our share of our equity accounted joint ventures’ total cash costs and total cash cost per ounce.

Total cash cost per ounce is calculated by dividing total cash costs, as determined using the Gold Institute guidance, by gold ounces sold for the periods presented. Total cash costs and total cash cost per ounce are calculated on a consistent basis for the periods presented. Total cash costs and total cash cost per ounce should not be considered by investors as an alternative to operating profit or net profit attributable to shareholders, as an alternative to other IFRS measures. The data does not have a meaning prescribed by IFRS and therefore amounts presented may not be comparable to data presented by gold producers who do not follow the guidance provided by the Gold Institute. In particular depreciation and amortisation would be included in a measure of total costs of producing gold under IFRS, but are not included in total cash costs under the guidance provided by the Gold Institute.

Furthermore, while the Gold Institute has provided a definition for the calculation of total cash costs and total cash cost per ounce, the calculation of these numbers may vary from company to company and may not be comparable to other similarly titled measures of other companies. However, Randgold believes that total cash cost per ounce is a useful indicator to investors and management of a mining company’s performance as it provides an indication of a company’s profitability and efficiency, the trends in cash costs as the company’s operations mature, and a benchmark of performance to allow for comparison against other companies.

Cash operating costs and cash operating cost per ounce are calculated by deducting royalties from total cash costs. Cash operating cost per ounce is calculated by dividing cash operating costs by gold ounces sold for the periods presented.

Gold sales is a non-GAAP measure. It represents the sales of gold at spot and the gains/losses on hedge contracts which have been delivered into at the designated maturity date. It excludes gains/losses on hedge contracts which have been rolled forward to match future sales. This adjustment is considered appropriate because no cash is received/paid in respect of these contracts. Randgold currently does not have any hedge positions. Gold sales include our share of our equity accounted joint ventures’ gold sales.

Profit from mining activity is calculated by subtracting total cash costs from gold sales for all periods presented. Profit from mining includes our share of our equity accounted joint ventures.

Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period. Gold on hand includes our share of our equity accounted joint ventures’ gold on hand.

The group non-GAAP measures presented in the ‘Summarised financial information’ in the following table include the group’s share of each operating mine, together with adjustments to eliminate inter-group transactions.

The following table reconciles gold sales, total cash costs and profit from mining activity as non-GAAP measures, to the information provided in the statement of comprehensive income, determined in accordance with IFRS, for each of the periods set out below:

NON-GAAP

	Unaudited	Unaudited	Unaudited	Unaudited
	quarter	quarter	Quarter	12 months
	ended	ended	ended	ended
	31 Mar	31 Dec	31 Mar	31 Dec
$000	2015	2014	2014	2014
Gold sales per IFRS[1]	231 228	226 323	284 350	1 086 756
Gold sales adjustments for joint ventures[2]	113 404	113 617	78 569	348 117
Gold sales[3]	344 632	339 940	362 919	1 434 873
Mine production costs[1]	117 592	130 424	131 249	525 909
Movement in production inventory and ore stockpiles[1]	4 697	(10 505)	(2 854)	(24 665)
Royalties including adjustment for joint ventures	15 118	15 369	17 338	68 493
Royalty adjustment for joint ventures[2]	(3 299)	(3 842)	(2 426)	(12 003)
Total royalties[1]	11 819	11 527	14 912	56 490
Other mining and processing costs[1]	14 875	16 707	15 970	64 762
Cash costs adjustments for joint ventures[2]	51 792	54 440	32 609	169 260
Total cash costs[3]	200 775	202 593	191 886	791 756
Profit from mining activity[3]	143 857	137 347	171 033	643 117
Ounces sold	283 624	284 531	280 024	1 134 941
Total cash cost per ounce sold[3]	708	712	685	698
Cash operating cost per ounce sold[3]	655	658	623	637
Gold on hand at period end[3]	10 183	14 956	4 831	14 956

[1]	Figures extracted from IFRS results.
[2]	The group includes the gold sales and cash costs associated with the joint venture results in its non-GAAP measures. The gold sales adjustments per quarter reflect our 40% share of Morila’s gold sales and 45% share of Kibali’s gold sales. The cash costs adjustments per quarter primarily reflect our 40% share of Morila’s cash costs, 45% of Kibali’s cash costs, as well as our 50.1% share in RAL 1 Limited’s (RAL 1) and RAL 2 Limited’s (RAL 2) cash cost adjustments.
[3]	Refer to explanation of non-GAAP measures provided.

ANNUAL RESOURCE AND RESERVE DECLARATION
		Tonnes (Mt)		Grade (g/t)		Gold (Moz)		Attributable gold (Moz)
at 31 December 2014	Category	2014	2013	2014	2013	2014	2013	2014	2013
MINERAL RESOURCES
Kibali								45%	45%
	Measured	8.1	5.9	1.9	2.3	0.5	0.4	0.2	0.2
	Indicated	130	149	3.8	3.5	16	17	7.2	7.5
Sub total	Measured and indicated	139	154	3.7	3.5	16	17	7.4	7.7
	Inferred	53	60	2.6	2.7	4.4	5.2	2.0	2.3
Loulo								80%	80%
	Measured	15	11	3.8	3.8	1.9	1.4	1.5	1.1
	Indicated	36	40	4.5	4.9	5.2	6.3	4.2	5.0
Sub total	Measured and indicated	52	52	4.3	4.6	7.1	7.7	5.7	6.2
	Inferred	20	18	3.2	3.5	2.1	2.0	1.7	1.6
Gounkoto								80%	80%
	Measured	5.5	4.9	3.6	4.1	0.6	0.6	0.5	0.5
	Indicated	22	23	4.4	4.4	3.2	3.3	2.5	2.7
Sub total	Measured and indicated	28	28	4.3	4.4	3.8	4.0	3.0	3.2
	Inferred	7.5	3.5	3.2	3.7	0.8	0.4	0.6	0.3
Morila								40%	40%
	Measured	0.02	0.6	4.0	1.1	0.003	0.02	0.001	0.01
	Indicated	14	16	0.6	0.7	0.3	0.3	0.1	0.14
Sub total	Measured and indicated	14	16	0.6	0.7	0.3	0.4	0.1	0.1
	Inferred	11	12	0.6	0.6	0.2	0.2	0.1	0.1
Tongon								89%	89%
	Measured	6.8	9.0	2.3	2.2	0.5	0.6	0.5	0.6
	Indicated	27	24	2.6	2.5	2.2	1.9	2.0	1.7
Sub total	Measured and indicated	34	33	2.5	2.4	2.7	2.5	2.4	2.2
	Inferred	12	12	2.7	2.7	1.0	1.1	0.9	0.9
Massawa								83%	83%
	Measured	0.2	0.2	5.1	5.1	0.03	0.03	0.03	0.03
	Indicated	35	35	2.6	2.6	2.9	2.9	2.4	2.4
Sub total	Measured and indicated	35	35	2.6	2.6	3.0	3.0	2.5	2.5
	Inferred	24	24	2.1	2.1	1.7	1.7	1.4	1.4
Total mineral resources	Measured and indicated	301	318	3.4	3.4	33	35	21	22
	Inferred	128	130	2.5	2.5	10	11	6.6	6.7
ORE RESERVES
Kibali								45%	45%
	Proven	5.4	5.5	1.8	2.3	0.3	0.4	0.1	0.2
	Probable	78	84	4.3	4.1	11	11	4.8	5.0
Sub total	Proven and probable	83	89	4.1	4.0	11	12	4.9	5.2
Loulo								80%	80%
	Proven	2.2	2.2	1.8	1.9	0.1	0.1	0.1	0.1
	Probable	31	31	4.8	5.1	4.7	5.1	3.8	4.1
Sub total	Proven and probable	33	34	4.6	4.9	4.9	5.3	3.9	4.2
Gounkoto								80%	80%
	Proven	4.4	1.9	3.8	2.5	0.5	0.1	0.4	0.1
	Probable	18	15	4.6	4.5	2.6	2.1	2.1	1.7
Sub total	Proven and probable	22	17	4.4	4.3	3.2	2.3	2.5	1.8
Morila								40%	40%
	Proven	0.02	-	4.0	-	0.003	-	0.001	-
	Probable	13	14	0.7	0.7	0.3	0.3	0.1	0.1
Sub total	Proven and probable	13	14	0.7	0.7	0.3	0.3	0.1	0.1
Tongon								89%	89%
	Proven	7.1	3.3	2.2	1.4	0.5	0.2	0.4	0.1
	Probable	23	28	2.4	2.3	1.7	2.1	1.5	1.8
Sub total	Proven and probable	30	31	2.3	2.2	2.2	2.2	2.0	2.0
Massawa								83%	83%
	Probable	21	21	3.1	3.1	2.0	2.0	1.7	1.7
Sub total	Proven and probable	21	21	3.1	3.1	2.0	2.0	1.7	1.7
Total ore reserves	Proven and probable	201	205	3.6	3.6	24	24	15	15

NOTES TO THE ANNUAL RESOURCE AND RESERVE DECLARATION

Randgold reports its mineral resources and ore reserves in accordance with the JORC 2012 code. As such numbers are reported to the second significant digit. They are equivalent to National Instrument 43-101. Mineral resources are reported at a cut-off grade based on a gold price of $1 500/oz.

The reporting of ore reserves is also in accordance with the SEC’s Industry Guide 7. Pit optimisations are carried out at a gold price of $1 000/oz, except for Morila which is reported at $1 300/oz. Ore reserves are reported at a cut-off grade based on $1 000/oz gold price within the pit designs. Underground reserves are also based on a gold price of $1 000/oz. Dilution and ore loss are incorporated into the calculation of reserves. Cautionary note to US investors: The United States Securities and Exchange Commission (the SEC) permits mining companies, in their filings with the SEC, to disclose only proven and probable ore reserves. Randgold uses certain terms in this report such as ‘resources’, that the SEC does not recognise and strictly prohibits the company from including in its filings with the SEC. Investors are cautioned not to assume that all or any parts of the company’s resources will ever be converted into reserves which qualify as ‘proven and probable reserves’ for the purposes of the SEC’s Industry Guide number 7. See glossary of terms on website at www.randgoldresources.com.

PRINCIPAL RISK FACTORS AND UNCERTAINTIES

The group is subject to a variety of risks and uncertainties which are the result of not only the business environment in which it operates but also of other factors over which it has little or no control. The board is responsible for the group’s systems of risk management and internal control as well as reviewing their operational effectiveness on a regular basis.

The group’s business units and functions assess the potential economic and non-economic consequences of their respective risks using a group level risk standard.

Principal risks and uncertainties are identified when the board, through the business unit or function, determines the potential consequences which could be materially significant at a group level or where the risk is connected and may trigger a succession of events that, in aggregate, become material to the group. Once identified, each principal risk and uncertainty is reviewed by the relevant internal experts and by the board.

A formal annual risk analysis and critical review is performed across the business to evaluate the risks the group faces and refresh these to reflect the changes in our business and operational profile. From this review a number of risks and uncertainties have been identified with regard to the successful delivery of the group’s business plan. The key risks are set out in the following table and indicate the principal risks associated with the current business plan.

The group’s strategy takes into account known risks but there may be additional risks unknown to the group and other risks, currently believed to be immaterial, which could develop into material risks. The risk factors outlined below omit the management detail on how each risk is managed and mitigated and the potential financial impact of the risks on the group.

A full analysis of the group’s risk factors as well as its risk management processes are documented in the 2014 annual report which should be considered along with the 2014 annual report on Form 20-F, both of which are available on the group’s website www.randgoldresources.com.

The group has a clear framework for identifying and managing risk and our risk identification and mitigation processes have been designed to be responsive to the ever changing environments in which we operate. As such we are continually evaluating risks to ensure the business achieves its strategic objectives; however management believes the principal risks and uncertainties have not changed significantly from those described in the annual report and the annual report on Form 20-F.

The principal risks and uncertainties may materialise individually, simultaneously or in combination and should be considered in connection with any forward looking statements in this document, the country analysis in the 2014 annual report and the ‘Cautionary note regarding forward-looking statements’ of this report.

EXTERNAL RISKS	NATURE AND IMPACT
Gold price volatility	The gold price and demand are volatile and influenced by world economic conditions. Group earnings and cash flow are subject to the current gold price and therefore continued or significant declines in the gold price will affect earnings and cash flow. Group planning and forecasting are subject to gold price assumptions and therefore changes to the gold price may affect the group’s ability to fund its capital projects.
Country risk	The group operates in jurisdictions where changes may occur to the political environment and governments may seek a greater share of mineral wealth. Inadequate monitoring of in-country political instability and uncertainty or failure to adapt to changes to terms applicable to the group’s operations may impact the ability to sustain operations, prevent the group from making future investments or result in increased costs for the group.
Corporate, social and environmental responsibility	Some of the group’s current and potential operations are located near communities that may regard these operations as being detrimental to them. Poor management of stakeholder communication and expectations with a lack of community development activities or regard for environmental responsibility may lead to the inability to sustain operations in the area and impact the group’s ability to expand into other regions. Failure to understand social and environmental contexts can lead to insufficient planning, resourcing and costing of projects. Failure to comply with environmental regulations could lead to fines and, in the extreme, loss of operating licence.
Supply routes	Due to the remote location of the operations the disruption of supply routes may cause delays with construction and mine activities. Supply chain failures, disruptions or significantly increased costs within the supply chain could have an adverse effect on the group’s operations.
FINANCIAL RISKS	NATURE AND IMPACT
Operating and capital cost control	Operating cost and capital cost control are a key factor in the group’s profitability. Failure to control operating cost of production or operational objectives will result in reduced margins and profitability. Failure or inability to monitor capital expenditure and progress of capital projects may result in financial losses, overspend on projects and cause returns to be eroded. General cost inflation in the mining sector could affect the operations and projects resulting in significant pressure on operating and capital costs.
Insufficient liquidity, inappropriate financial strategy, poor treasury management and inability to access funding from global credit and capital markets	The group may be required to seek additional funding from the global credit and capital markets to develop its properties. Volatility and uncertainty in those markets could adversely affect the group’s operations, treasury position and the ability to obtain financing and capital resources required by the business. Inappropriate treasury management of the group’s surplus cash, counter party risk or significant changes in exchange rates could adversely affect the group’s operations and profitability and in the extreme may impact on the group’s ability to continue as a going concern.
In-country tax regimes	The group operates in jurisdictions which may change tax or fiscal regimes and regulations and, failure to adapt to such issues may result in fines and financial losses. Inability to enforce legislation over tax or incorrectly applied legislation may result in lengthy arbitration and loss of profits.
OPERATIONAL RISKS	NATURE AND IMPACT
Production, reserves and resources	The group’s mining operations may yield less gold under actual production conditions than indicated by its gold reserve figures, which are estimates based on a number of assumptions, including mining and recovery factors, production costs and gold price. In such instances the group’s profitability may be affected should actual production be lower than indicated reserves. Should the prevailing gold price not support or sustain the valuation the carrying value of assets may be impaired.
Environmental, health, safety and security incident

The mining sector is subject extensive health, safety and environmental laws, regulations and standards alongside stakeholder expectations. Failure to maintain environmental, health and safety standards’ may result in significant environmental or safety incidents or deterioration in safety performance standards leading to loss of life or significant loss of time and disruption or damage to operations. Evolving regulation and standards could result in increased costs, litigation or in extreme cases may threaten the viability of an operation.

The spread of the Ebola virus could have an adverse effect on the group’s operations. A lack of preparedness and safe-guarding in relation to the outbreak of Ebola in the countries and the local communities the group operates in could result in the disruption to operations.

Risks associated with underground mining and geotechnical failure	The group has a number of underground projects which are subject to the extensive risks associated with underground mining. Failure to monitor or mitigate such risks may affect the profitability of the group and the operational performance. Failure to consider geotechnical failure in planning and then monitor the impact during operations may impact the geotechnical stability of pits and underground mining operations. Extreme weather conditions such as high rainfall may also impact the geotechnical stability of the pits and therefore could impact mining operations.
STRATEGIC RISKS	NATURE AND IMPACT
Lack of identification of new exploration targets and exploration failure	The replacement of reserves and resources is key to the long term delivery of the group’s exploration led growth strategy and therefore the lack of identification of new exploration targets may lead to a loss of revenue and an inability to grow and meet strategic objectives. Exploration and development are costly activities with no guarantee of success, but are necessary for future growth of the group.
Failure to attract and retain its key staff and poor succession planning	The loss of any key staff or the lack of internal succession planning and the failure to attract appropriate staff within the group may cause short term disruption to the business and operations.

GENERAL

Overall the group’s operating assets have performed in line with expectations and its capital expenditure projects remain on track. Consequently, the group remains focused on achieving the key performance indicators set earlier in the year and articulated in the recently published annual report.

Randgold continues to maintain its focus on organic growth through the discovery and development of world-class orebodies, and has a pipeline of high quality projects and exploration targets. Notwithstanding this core strategy, the company routinely reviews corporate and asset acquisition and merger opportunities.

The directors confirm to the best of their knowledge that:

a)	These first quarter results have been prepared in accordance with IAS 34 as adopted by the European Union; and

b)	The interim management report includes a fair review of the information required by the FCA’s Disclosure and Transparency Rules (4.2.7R and 4.2.8R).

By order of the board

D M Bristow	G P Shuttleworth
Chief Executive	Financial Director

7May 2015

——————————————————————————

RANDGOLD RESOURCES NEWS UPDATES

DIVIDEND UP 20% AT $0.60 PER SHARE

Following approval by shareholders at the company’s annual general meeting on 5 May, Randgold has declared an annual dividend for the year ended 31 December 2014 of $0.60 per share, up 20% on the previous year’s $0.50.

An optional scrip dividend has also been approved, enabling shareholders to elect to receive new ordinary shares or American Depositary Receipts (ADSs) in the company instead of receiving a cash dividend.

The optional scrip dividend is conditional on the admission of the scrip shares to the Official List of the Financial Conduct Authority and to trading on the London Stock Exchange plc’s market for listed securities. Dealings in the new scrip shares are expected to commence on 29 May 2015.

Shareholders who do not elect to receive the dividend in ordinary shares will receive the cash dividend in pounds sterling or in US dollars on 29 May 2015 (cash dividends will be paid to holders of ADSs on 9 June 2015). Shareholders who have elected to receive sterling dividends can mandate payments directly to their UK bank or building society by visiting the Investor Centre website at www.investorcentre.co.uk/je or by completing the dividend mandate form which is available on Randgold’s website at www.randgoldresources.com and posting it back to the company’s registrars, with instructions set out in the mandate form. Shareholders who elect to take the scrip shares will increase their shareholding without incurring any dealing costs.

In addition to voting for the cash dividend and the scrip dividend scheme, shareholders also voted in favour of all the other resolutions proposed at the 2015 annual general meeting.

LOULO UNDERGROUND: THE NEW FRONTIER

At Loulo, all systems are go for Randgold to make the full transition to owner-miner status of the Yalea and Gara underground operations on 1 November this year.

Working closely with current contractor African Underground Mining Services Mali SARL (AUMS) and equipment supplier Sandvik Mining and Construction (Mali) SARL (Sandvik), Randgold had been moving steadily towards another major development landmark, which has been in its sights since it decided years ago that its long term future lay with underground mining.

The transition process has comprised of a detailed team selection and capacity building, as well as an extensive comparative investigation. Sandvik was selected to replace the existing underground fleet with new equipment, including DL421-15C production drills, DD421-60C development drills, LH621 loaders and TH663 trucks. In addition to its other advantages, the owner-miner transition will achieve significant savings in terms of financing charges and contractor’s margin. As part of the equipment package, Sandvik will also provide on-site training to the Loulo operational teams.

In addition to a parts and consumables supply agreement, Loulo will also enter into a long term after-sales support agreement with Sandvik which will secure fixed prices with limited escalation on consumables, ensure reliability of supplies and provide technical supervision to the operational site teams.

Management is also considering the feasibility of introducing self-guided haulage trucks and semi-automated production mucking which will increase utilisation and reduce maintenance time.

The move underground is being led by Mohamed Cisse whose appointment as mine manager underground is a prime example of the success of Randgold’s policy of employing and developing host country nationals. Mohamed joined Randgold upon leaving high school and was offered a Randgold bursary to study at the University of Pretoria in South Africa. At that stage he could only speak Bambara and French but nevertheless Mohamed gained his mining degree in English. He started at Loulo as a labourer and operator in 2008, moving rapidly up the ranks to project engineer and mine planning engineer at Gara before transferring to Kibali as senior projects engineer. He has now returned to Loulo, where he heads a mainly Malian team of highly competent and enthusiastic mining engineers and technicians.

SUSTAINABILITY: FOR SUCCESS, NOT SHOW

Randgold’s commitment to sustainability has been central to its success because the company sees it as an integral part of managing its businesses and not as an obligation to satisfy an externally developed set of governance standards.

In Randgold’s 2014 sustainability report, chief executive Mark Bristow defines this commitment as having three pillars: delivering real value to all stakeholders; honest communication and robust partnerships; and creating a legacy of economic opportunity for future generations.

The report was prepared in accordance with the Global Reporting Initiative’s (GRI) G4 guidelines and was verified by a GRI accredited assurance provider. The company’s greenhouse gas inventory was also verified by an independent third party.

Key features of the report are:

▪	all Randgold operated mines retained their ISO 14001 and OHSAS 18001 certifications, other than Kibali which is progressing its certification;

▪	the group’s Lost Time Injury Frequency Rate decreased by 18% to 0.47 in 2014;

▪	emission intensity improved from 50.47 tonnes CO2-e/kt milled in 2013 to 42.43 in 2014;

▪	water efficiency improved from 1.07m3/tonne to 1.01m3/tonne in 2014;

▪	while overall power usage rose in line with increased production, energy efficiency improved by about 4% per tonne milled;

▪	the malaria incidence rate was reduced below 50%; and

▪	Randgold led a robust and effective industry campaign against the Ebola epidemic in West Africa.

At the end of last year, Randgold undertook a forward-looking materiality assessment of the environmental, social and governance issues facing the company. This process involved consultation with a representative range of all its stakeholders, including investors, business partners, community leaders, government officials and its own employees.

ALL THAT GLITTERS

While Randgold replenishes reserves, the industry is mining a diminishing asset base

Randgold Resources’ annual reserve and resource declaration, published with its 2014 annual report and accounts on 30 March 2015, shows that it increased its attributable ore reserves despite significant depletion from mining in a year that delivered record gold production of 1.15Moz. Ongoing exploration and resource conversion boosted reserves by 1% to 15.2Moz while the decrease in resources to 27.8Moz was contained to 3%.

For the rest of the industry, the picture was not as rosy. A survey by Scotia Capital found that Randgold was the only major and mid-cap gold mining company to increase its reserves in 2014. The rest saw their reserves shrink by an average of 9%. CEO Mark Bristow, group GM evaluation Rod Quick and group exploration manager Joel Holliday analyse the situation.

Bristow: The gold mining industry reminds me of the man in the poem, who learned so little and forgot so much. When the gold price started what was a relatively modest decline in 2011, the industry responded in the same misguided way that it had to the previous downturn: by cutting capital and exploration. What happened then is happening again now: the chickens are coming home to roost. The Scotia Capital research shows that the last time the gold price was around $1 200, back in 2010, the North American gold industry had combined reserves of 475Moz. Last year, those reserves stood at 375Moz, down almost 21%. Even worse, the reserve grade has dropped by almost half to 1.51g/t. Whichever way you look at it, the industry is mining a smaller reserve base with a reduced revenue potential.

Last time, the gold price rescued the industry, but not before it had extensively damaged itself by indulging in a lot of ultimately unproductive M&A activity instead of investing in a long term future. As the industry heads for the precipice again, what is its solution this time? More M&A: another triumph of hope over experience. It’s a precarious situation, complicated by the fact that most gold mining companies are over-geared and are looking for short term debt relief by selling assets into a market that is long on for-sale signs and short on cash. The likely outcome? Well, the gold price might ride to the rescue again. If it doesn’t, we’re going to see a sharp drop in production, as some forecasts are already indicating.

Quick: How has Randgold managed to avoid this crunch? Quite simply because we’ve always managed our business for profit and over the long term, so we’ve never been tempted to follow the herd. Since the start our core strategy has been the creation of value through the discovery of multi-million ounce deposits and their development into world-class mines. With the exception of Kibali, which was a great acquisition opportunity, our mines are based on orebodies found by our exploration teams, who continue to build the size and the quality of our asset base. We calculate our reserves at $1 000/oz against an industry average of $1 200/oz, which means we had no surprises and needed no write-downs when the gold price started dropping. In an industry where size has generally shouted louder than quality, it’s worth noting that our reserve grade of 3.6g/t is at the top end. The combination of profitable mines, a solid asset base, a strong prospect flow and prudent long term planning means we can confidently project a 10-year plan of plus one million ounces production per year from mines which will all still be profitable at a gold price of $1 000/oz, which makes us unique in the industry.

Holliday: As Randgold’s production grows, so does the need to replace its mining depletion not only in terms of size but also of quality. At the same time, we need to keep hunting for our next big discovery. That is why we have a two-pronged exploration strategy. Our brownfields teams explore around our existing deposits, adding ounces incrementally. Our greenfields programmes are focused on increasing the amount of prospective ground we hold and stepping up the number and quality of the targets for development in our resource triangle. To boost this effort we have strengthened our generative team through the recruitment of two senior geologists. Mike Skead, who will join us as new business manager, has 25 years of experience in exploration and evaluation, mainly in East and Central Africa. He was previously interim CEO of Kilo Goldmines Inc and vice-president project evaluation of Dundee Resources Limited. Andrew Alibone has extensive global experience and has previously advised Randgold on a number of projects. He will provide technical input on our projects on a continental scale. With their addition, our generative team is now even more strongly placed to find Africa’s next world-class gold deposit and new mines that will rank with Loulo-Gounkoto and Kibali.

ONE YEAR OLD KIBALI ALREADY LOOKS TO ITS FUTURE

The ongoing search for additional reserve ounces at Kibali will secure its future as a long-life mine and one of Africa’s largest gold producers, Randgold chief executive Mark Bristow told a recent media briefing in Kinshasa. Randgold develops and operates the mine, which it owns in partnership with AngloGold Ashanti Limited and the Congolese parastatal Société Miniere de KiloMoto SARL (SOKIMO).

In 2014, its first full year of operation, Kibali produced 526 627 ounces of gold at a total cash cost of $573/oz and Bristow said that production and cost for the first quarter of 2015 were likely to be within guidance.

“When you’re producing gold at the rate of around 600 000 ounces per year, the need to replace the reserves that are consumed is of critical importance,” he said. “We believe Kibali’s KZ structure hosts significant additional resources, and our continuing exploration is confirming this potential. A number of targets have been identified and the Kalimva-Ikamva and Kanga Sud targets have been prioritised for in-depth investigation.”

Kibali is still a work in progress, with its third open pit now operational and the development of its underground mine ahead of schedule. Ore from its stopes is already being delivered to the plant but the underground mine is only expected to be in full production by 2018. The first of the mine’s three hydropower plants was commissioned last year and work on the second is well underway. The metallurgical plant is operating at its design capacity and construction of the paste plant is nearing completion.

Despite the high level of production and development activity - some 5 000 people are employed on site - Kibali is maintaining a good safety record, reducing the lost-time injury rate by 16% last year.

Kibali represents an initial investment of more than $2 billion and at a gold price of $1 200/oz and its current mine plan is only expected to repay its funding after 2024. Thanks to its strong cash flow, however, it has already been able to repay the first tranche of its debt in March this year.

Bristow said Kibali was continuing to invest in the development of the regional economy by using local contractors and suppliers wherever possible. A prefeasibility study on a palm oil project, designed to provide a sustainable source of postmining economic activity for the region, has been completed and work on a bankable feasibility study has started.

On the issue of the DRC’s proposed new mining code, Bristow said he welcomed Prime Minister Augustin Matata Ponyo’s recent statement that the government was ready to re-engage with the mining industry with the intention to review the draft submitted to parliament and was open to further discussions with the sector.

“We were surprised and disappointed when the ministry of mines presented a draft code to parliament without taking the industry’s comments on board and which departed radically from the common ground we thought had been established. As the DRC chamber of mines warned at the time, enactment of the code in this investment-hostile form will have a catastrophic effect not only on the mining sector but on the Congolese economy generally. It was therefore very heartening to learn from the prime minister that the government has recommitted itself to negotiation,” he said.

TONGON ON TRACK TO ACHIEVE 2015 TARGETS

Randgold’s Tongon gold mine in Côte d’Ivoire is on track to achieve its production and cost guidance for 2015 after a year in which its management made significant progress in dealing with the recovery and throughput challenges that had hampered the operation in its early stages, says group CEO Mark Bristow.

Speaking at the mine’s quarterly update for local media recently, Bristow noted that the commissioning of Tongon’s new flotation circuit and the ongoing expansion of the crushing circuit were having the anticipated impact on production and costs, steadily lifting Tongon towards its designed performance level. The construction of the upgraded flotation circuit is complete and automation and optimisation are underway. At the same time, Sandvik and Randgold are still jointly working on optimising the crushing circuit upgrade to meet Tongon’s planned production outputs.

Following the recent dry season’s impact on the Ivorian power utility’s power generation capacity, there has been constructive cooperation between the utility and mine to minimise the impact.

The mine is forecasting production of some 260 000 ounces of gold at a total cash cost of $820 per ounce in 2015. At the current gold price, it should be able to repay its capital this year as scheduled. In the meantime, continuing exploration has replaced all the reserves consumed by mining in 2014, effectively extending Tongon’s life by a year.

Bristow said that with operational pressure easing, management had been able to advance Tongon’s ambitious social initiatives, designed to develop a sustainable agribusiness as the mine’s economic legacy to the community. The strategy has two components: an industrial agribusiness to replace the mine after its eventual closure and a community agribusiness based on small farming operations. Work is underway on the construction of a fish farming project capable of delivering almost 10 tonnes of fish per year, while several women’s market garden projects have already produced their first crops.

In February the Ivorian Prime Minister, Daniel Kablan Duncan, and the Minister of Industry and Mines, Jean-Claude Brou, accompanied by high-ranking officials, visited Tongon, and Bristow said he was heartened by their interest in and support for the sustainability initiatives.

“Ultimately projects like these succeed only when there is a significant engagement by government, at central as well as local level, and when the local community is actively involved,” he said.

To continue building a good working relationship with local businessmen, Tongon hosted an on-site lunch for 35 entrepreneurs from the Korhogo region in March, providing them with an overview of the operation and identifying opportunities for co-operation

BOARD STRENGTHENED

Former Ivorian energy minister Safiatou Francoise Ba-N’Daw has been appointed as an independent non-executive director of Randgold, in line with the company’s ongoing succession planning policy.

Safiatou holds an MBA from Harvard and after spending 12 years with the World Bank as a senior financial specialist, was appointed minister of energy in the government of Côte d’Ivoire. She was subsequently appointed a director of the United Nations development programme for South-South cooperation, returning to Côte d’Ivoire as deputy chief of staff to the prime minister. She is currently managing partner of Alizes Consultants, an international business and financial consulting company, and deputy chair of the mining, oil and gas exploration company Niger Omega.

Commenting on her appointment Randgold board chairman Christopher Coleman said: “We are very pleased to welcome Safiatou Ba-N’Daw to the Randgold board which will benefit from her significant knowledge and wide ranging international experience. Her appointment will bring a fresh perspective.”

2014 ANNUAL REPORT

Randgold has published its annual report and accounts for the year ended 31 December 2014 which is available for viewing and/or downloading from Randgold’s website at www.randgoldresources.com. A copy has been submitted to the National Storage Mechanism and will shortly be available for inspection at www.hemscott.com/nsm.do. The company has also filed its annual report on Form 20-F with the US Securities and Exchange Commission, which is also available for viewing and/or downloading from Randgold’s website and at www.sec.gov. For a hard copy or CD containing the report, contact Kathy du Plessis at randgold@dpapr.com or call +44 20 7557 7738.

RANDGOLD SEES GROWTH OPPORTUNITIES IN STRESSED MINING SECTOR

Randgold is looking at the growth opportunities being generated by the current squeeze on the gold mining industry, chief executive Mark Bristow says in the company’s 2014 annual report. Bristow notes that Randgold has solid operations with strong cash flows, a robust balance sheet with no debt and substantial cash, and a share price which for years has consistently outperformed the market. Its five year forecast shows a growing production profile and a reduction in costs.

“Organic growth will remain our core driver but, as we look ahead from this position of strength, we will consider opportunities that are often generated by stressed markets and may well elect to play a part in the likely restructuring of the gold mining industry,” he says.

Also in the report, chairman Christopher Coleman says the industry’s overall operating environment is more complex than at any time since the Nineties. “The board and management continue to look closely at all the realistically conceivable scenarios for the next five years, identifying the opportunities and obstacles that lie ahead, and incorporating them in our planning,” he says.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘will’, ‘plans’, ‘expects’ or ‘does not expect’, ‘is expected’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’ or ‘does not anticipate’, or ‘believes’, or variations of such words and phrases or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’ or ‘be achieved’. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold Resources Limited (‘Randgold’) and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in Randgold’s filings with the US Securities and Exchange Commission (the ‘SEC’). Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws. CAUTIONARY NOTE TO US INVESTORS: The SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this report, such as ‘resources’, that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as ‘proven and probable reserves’ for the purposes of the SEC’s Industry Guide number 7.